Organigram Holdings Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) For the three months and year ended August 31, 2019

ORGANIGRAM'S PORTFOLIO OF ADULT RECREATIONAL CANNABIS BRANDS:

The Edison Cannabis Co. is a premium and modern brand for discerning consumers. Focused on the pillars of quality, sophistication, creativity and innovation, Edison delivers second-to-none quality and a contemporary cannabis experience.

Following years of organic cultivation comes
ANKR, to be produced through a certified
organic process intended for an educated,
affluent consumer who recognizes the value
in organically grown goods and expected
to launch in 2020.

Trailblazer is a celebration of citizens, industry and government officials who have worked to support the modern cannabis culture we enjoy in Canada today. The brand is composed of quality dried cannabis for value-conscious consumers.

A Message
from our CEO

Fiscal 2019 was a remarkable year for the Canadian cannabis industry, marked by significant milestones for Organigram. We successfully entered the adult-use recreational market in Canada ("Rec 1.0") in the Fall of 2018.

We focused on our core competencies offering high-quality products such as pre-rolls, dried flower and oils and provided our medical patients and recreational customers with product diversity as well as availability to build the brand equity we have today.

We established a national footprint with coast to coast distribution of our adult-use recreational products.

We believe Organigram has emerged as one of the leaders in the Canadian cannabis market.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	3

NET REVENUE ($M)

We generated strong financial results in Fiscal 2019. Not only did we grow net revenue by 547% from $12.4 million in 2018 to $80.4 million in 2019, we also reported positive adjusted EBITDA[1] of $19.9 million. Fiscal 2019 net loss from continuing operations was $9.5 million compared to prior year net income from continuing operations of $22.1 largely due to non-cash fair value changes to biological assets and inventory.

We remain relentlessly focused on generating an attractive return on investment for shareholders sustainable over the long-term. We are one of the leaders among our peers in reporting positive adjusted EBITDA margin[1] of 25% (as a percentage of net revenue) for the year. This was driven in large part from an adjusted gross margin of $37.9 million (or 47% of net revenue), as well as prudent discretionary spending and cost management. We believe our overhead (including executive compensation), general and administrative, and sales and marketing expenses continue to compare favorably to our peers.

Operational excellence allowed us to deliver against our supply commitments and consistently keep product on the shelves which ultimately translated to our strong financial results. Our indoor, state-of the-art facility allows us to control all critical facets of the growing

"We believe we have
achieved the best of
both worlds: high
quality product and a
low cost of production."

environment to provide a consistent quality product at a low cost of cultivation.

Our decisions are guided by lean manufacturing principles, and a culture of continuous improvement. OrganiGrow, our own in-house proprietary software, tracks all grow cycles by harvest period, strain, environmental conditions and other salient factors so we can then refine and optimize our growing methods. Today, we are seeing the cannabinoid content in our harvested cannabis reach all-time highs while also consistently generating high yields.

In addition to strong operating and financial results, we believe market share is an important indication of success for a Licensed Producer. The ultimate sell through to end consumers is a strong predictor of long-term sustainable revenue.

We receive market share analysis from certain Canadian provinces. Based on this information and other data points accessible to us, we believe we have an enviable market share in the national adult-use recreational market. For example, Organigram is one of the major players in the Ontario market. On the first anniversary of adult-use recreational legalization, the Company noted the Ontario Cannabis Store ("OCS") reported its Edison brand had the top three selling pre-rolls in the province with its City Lights, Rio Bravo and Casablanca strains taking the top three positions, respectively.[2] In addition, Rio Bravo and Casablanca were highlighted as two of the top five strains ordered on the OCS website.[3]

Our commitment to quality and continuous improvement is unwavering. Since the launch of the adult-use program, we have made significant product advances. All of our Edison dried flower formats now ship in attractive blue containers with foil seals and Integra moisture packs which differentiates our product from many of our competitors'. Customer feedback related to these changes has been noted in-store and online.

[1] Adjusted EBITDA, adjusted EBITDA margin and adjusted gross margin are non-IFRS financial measures. See the cautionary statement regarding non-IFRS financial measures and the reconciliation to IFRS measures in the Company's Q4 2019 MD&A.

[2] https://ocs.ca/blogs/shopping-at-ocs/top-sellers-of-2019

[3] https://ocs.ca/blogs/shopping-at-ocs/infographic
MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	4

We were acknowledged for our products and brands at the 2019 Canadian Cannabis Awards spanning medical and recreational product portfolios. We won the Top Product Award in the High THC Bottled Oil Category for our medical product, Rossignol, and we were also recognized in seven other categories:

In 2019, we more than doubled our licensed target production capacity with our Phase 4 expansion at our Moncton campus facility. We are encouraged by recent announcements to increase the number of retail stores in major markets such as Ontario and Quebec. However, after much consideration we have made a strategic decision to delay final completion of 4C (the final stage of our Phase 4 expansion), previously targeted for the end of calendar 2019, until there is more clarity on the timing and magnitude of the retail network expansion. As such, we can more effectively manage and prioritize cash flow and it also offers us optionality to use the space for other opportunities. To date, we have made significant construction progress on Phase 4C, such that we expect to be able to complete remaining construction in a short timeframe once we get more clarity on store openings to satisfy consumer demand.

MORE THAN DOUBLED LICENSED
PRODUCTION CAPACITY (KG/YR)*

[1] Target production capacity once fully operational. Several factors can cause actual capacity to differ from estimates. See "Risks and Uncertainties" in the Company's Q4 2019 MD&A.

During the year, we converted and settled our outstanding convertible debentures and also closed a traditional debt financing with a syndicate led by a Canadian chartered bank.

On the capital markets front, our Common Shares began trading on the NASDAQ Global Select Market in the U.S. and the Toronto Stock Exchange in Canada, providing us greater access to both institutional and international investors.

In our view, the next few quarters will be foundational for us and the Canadian cannabis industry as preparations are made for the	launch of edibles and derivative products ("Rec 2.0") and the retail network expands.
MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	5

We intend to apply the same approach to Rec 2.0 as we did for Rec 1.0.  We will strive for consistent delivery on orders and consistent product availability. It is our view that provincial distributors will have greater confidence in companies which have to date provided a more consistent product supply.

Organigram is prepared for the second wave of Ontario retail stores which are expected to triple the existing network. Ontario's October 2019 announcement to expand the retail network beyond these additional stores should be an important catalyst to drive further growth for Organigram and the industry. The Société québécoise du cannabis also announced plans to double its number of stores and B.C. and Alberta's robust networks continues to grow to meet consumer demand.

Since Organigram offered product supply and availability following legalization, we had early visibility of product sell through. As such, we are already well underway in aligning our strategy and production mix to emerging consumer preferences.

" Again, our priority is to
deploy a disciplined capital
allocation approach with a
focus on achieving
sustainable and attractive
return on investment for
our shareholders."

We are making excellent progress in our plans to launch edibles and derivative-based products to capture the next growth opportunity in Canada. We have a comprehensive strategy for a range of differentiated products focused on the most popular forms – vape pens and edibles. We believe these products will be highly appealing to consumers., Through our exclusive consulting agreement with TGS International LLC ("TGS"), a vertically integrated cannabis company in Colorado, we have key insights into market trends and consumer preferences based on experience in a mature market. Ultimately, the margins on these products are expected to depend largely on the product, brand and the  efficiency in the production of the consumer-packaged goods ("CPG") products. As such, we have secured strong expertise and strategic brand partners, supported by state-of-the-art technology and automation, many of the same tenets that made us successful in Rec 1.0.

Our Phase 5 refurbishment designed under European Union GMP standards for our own edibles and derivatives facility and additional extraction capacity, remains on schedule. We plan to launch one line of vape pens as soon as the regulations allow in December with another two lines planned for early January 2020. We plan to follow this launch with premium cannabis-infused chocolates and powdered beverage products in Q1 and Q2 of calendar 2020, respectively.

There is no question we are extremely excited about the future. We often get asked about our strategy longer term when supply meets real consumer demand in the Canadian  market. First, we believe the U.S. and international markets represent tremendous opportunities and we plan to further participate in these markets subject to compliance with applicable laws. We are hard at work on this strategy.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	6

Our indoor facility allows us to consistently produce high-quality dried flower at a low cost of cultivation. We have observed little price compression in mature U.S. markets for high-quality dried flower which positions us well to capture margins in this segment should the same trend repeat in Canada. We estimate dried flower and pre-rolls will represent as much as half of adult-use recreational consumer demand once Rec 2.0 is established.

Separately, our investment in biosynthesis has the potential to offer us access to major and minor cannabinoids at a fraction of the cost of traditional cultivation.  To date and to our knowledge, Organigram is one of only two Canadian LPs to make a strategic investment in biosynthesis. This is a technology which has the potential to significantly disrupt the cannabis industry. Biosynthesis has many advantages over traditional cultivation, including reduced operating and capital costs, scalability, consistency, superior purity, smaller environmental footprint, and the ability to meet the even more rigorous standards of CPG and pharmaceutical companies.   Not only can the product be used as inputs to edibles and derivative-based products, but perhaps most importantly to the future of the industry, the technology has the potential to produce pure minor cannabinoids (of which there are over 100) at scale. We expect this will fuel future research and development to effectively explore the many possible benefits these components may offer, ranging from potential anti-bacterial treatments to appetite suppressant agents.

We would like to thank our customers, patients and fellow shareholders for their loyalty and support. We encourage the investment community to differentiate amongst producers for companies like Organigram which have: a track record of execution and strong results in an emerging industry; a focus on earning attractive returns on investment; and strong corporate governance, including a majority independent Board of Directors to act in their best interests. And I would like to thank our Board of Directors for their guidance and support in navigating this challenging but very rewarding year.

Last but certainly not least, it is the over 700 employees of the Organigram team who have made it all possible. I am extremely proud to be leading them into the next exciting chapter of our history.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	7

INTRODUCTION

This Management's Discussion and Analysis dated November 23, 2019 (this "MD&A"), should be read in conjunction with the audited annual consolidated financial statements (the "Financial Statements") of Organigram Holdings Inc. (the "Company" or "Organigram") for the year ended August 31, 2019 ("Fiscal 2019" or "Q4 Fiscal 2019" when referring to the three months ended August 31, 2019), including the accompanying notes thereto.

Financial data in this MD&A is based on the consolidated Financial Statements of the Company for the year ended August 31, 2019 and are expressed in thousands of Canadian dollars ("$"), except for share and per share calculations, references to $ millions, per gram ("g") or kilogram ("kg") of dried flower and per milliliter ("mL") or liter ("L") of oil calculations, and prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), unless otherwise stated.

Financial figures relating to prior periods in the eight-quarter comparative table captioned "Summary of Quarterly Results" have been restated due to the reclassification of discontinued operations (see note 25 of the Financial Statements), the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 26 of the Financial Statements), and the reclassification of sales recoveries and returns into gross revenues (see note 18 of the Financial Statements).

The financial information in this MD&A contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS; and are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

•  Yield per plant (in grams);

•  Dried flower equivalent ("DFE", in grams or kilograms);

•  Plants per room;

•  Target production capacity;

•  Cost of cultivation per gram harvested (both "cash" and "all-in"); and

•  Adjusted EBITDA.

The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. The non-IFRS financial performance measures are defined and reconciled to IFRS in the sections in which they appear.

As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company's wholly-owned subsidiary, Organigram Inc. ("OGI"), is a licensed producer of cannabis and cannabis derived products (a "Licensed Producer" or "LP") under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the "Cannabis Act") and regulated by Health Canada.

The Company's head and registered offices are located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. Any inquiries regarding the Company may be directed to its Vice President, Investor Relations, Amy Schwalm, at (416) 704-9057 or by email to investorrelations@organigram.ca. The Company's common shares ("Common Shares") are listed on the Nasdaq Global Select Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the symbol "OGI".

Additional information relating to the Company, including the Company's most recent Annual Information Form (the "AIF") is available under the Company's issuer profile on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Our reports and other information filed with or furnished to the United States Securities and Exchange Commission ("SEC") are available on the SEC's Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	8

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company's plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

Certain forward-looking information in this MD&A include, but are not limited to the following:

•  Moncton Campus (as defined herein) expansion plans, licensing and target production capacity and timing thereof;

•  Expectations regarding production capacity, facility size, costs and yields;

•  Expectations around future opportunities and sales including the relative mix of medical versus adult-use recreational products, the Company's financial position, future liquidity and other financial results;

•  Legislation of additional cannabis types and forms for adult-use in Canada including regulations relating thereto and the implementation thereof and our future product forms;

•  Expectations around derivative-based products timing, launch and composition;

•  The general continuance of current, or where applicable, assumed industry conditions;

•  Changes in laws, regulations and guidelines, including the recreational cannabis market and the advent of the cannabis-derived products market and changes in the regulation of medical cannabis;

•  Price of cannabis and derivative cannabis products;

•  Dependence of the Company's cash flow and financial performance on third parties, including its supply partners and its strategic investees;

•  Fluctuations in the price of Common Shares and the market for the Common Shares;

•  Treatment of the Company's business under governmental regulatory regimes and tax laws, including the Excise Act
(as defined herein);

•  The Company's growth strategy, targets for future growth and forecasts of the results of such growth;

•  The ability of the Company to generate cash flow from operations and from financing activities; and

•  The Company's competitive position.

The reader is cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such statements may not be appropriate for other purposes. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections, conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the "Board of Directors"), consultants and advisors; availability and sufficiency of insurance; the Company and its subsidiaries will be able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company, its subsidiaries and investees' ability to, where applicable, meet the requirements necessary to obtain and/or maintain their status as Licensed Producers or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms; compliance with debt covenants; the potential size of the regulated adult-use recreational cannabis market in Canada; ability to enter and participate in international market opportunities; general economic, financial market, regulatory and political conditions in which the Company operates will remain the same; the Company will be able to compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to manage anticipated and unanticipated costs; the Company will be able to implement and maintain internal controls over financial reporting and disclosure and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	9

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY'S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY'S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER "RISK FACTORS" AND THE COMPANY'S CURRENT AIF UNDER "RISK FACTORS", FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY'S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

BUSINESS OVERVIEW

NATURE AND HISTORY OF THE COMPANY'S BUSINESS

The Company is a Licensed Producer of cannabis under the Cannabis Act.

Since commencing operations at its main facility located in Moncton, New Brunswick, the Company has continued to expand the main facility to create additional production capability. The Company has also strategically acquired land and buildings adjacent to the main facility (together, the "Moncton Campus") that, when fully developed and licensed by Health Canada, will result in a differentiated cultivation and production facility. Within its cultivation rooms at the Moncton Campus, the Company grows on three levels and therefore its capacity is of greater size if compared to other cultivation facilities of similar square footage without tiered growing.

Patients order medical cannabis and cannabis oil from the Company primarily through the Company's online store or by phone. Medical cannabis dried flower and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Company's prices vary based on grow time, strain yield and market prices.

The Company is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis oil to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Company continues the ongoing development of its Moncton Campus to add additional capacity to allow for increased production of cannabis, cannabis oil and related products including new classes of cannabis products that form part of Rec 2.0.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	10

BUSINESS ENVIRONMENT

The Company's business and activities are heavily regulated. Our AIF contains a more detailed description of the regulatory framework of our business as of the date of the AIF. The following provides a description of recent regulatory developments that have the potential to impact the Company's performance.

Current Regulatory Landscape

Medical cannabis has been legal in Canada since 2001 under various regulatory regimes. On June 18, 2018, the Government of Canada passed legislation on the Cannabis Act to allow regulated and restricted access to cannabis for adult-recreational users. The Cannabis Act came into force on October 17, 2018.

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. The Cannabis Act allows adults to legally possess and use cannabis and therefore the possession of small amounts of cannabis is no longer a criminal offence. It also made it a specific criminal offence to sell cannabis to a minor and created significant penalties for those who engage young Canadians in cannabis-related offences.

Other Licenses

On November 9, 2018, Health Canada issued the License to the Company under the Cannabis Act as a license for standard cultivation, standard processing and sale for medical purposes. On October 21, 2019, Health Canada amended the License to expand the classes of cannabis products that may be sold to adult recreational use sales channels or sold for medical purposes, to include cannabis topicals, cannabis extracts and edible cannabis. The License has also been amended to add additional growing rooms. The License, as amended, has an expiry date of March 27, 2020. It is anticipated that Health Canada will extend or renew the License at the end of its term.

The Company also holds a cannabis license under the Excise Act, 2001 (the "Excise Act") effective October 17, 2018 and expiring October 16, 2020. All holders of a license under the Cannabis Act who are authorized to cultivate, produce and package cannabis products are also required to hold a cannabis license under the Excise Act from the Canada Revenue Agency. The Company intends to renew this license prior to expiry.

The Company received its research and development license from Health Canada on October 23, 2019 to conduct further in-house research. The activities authorized under this research license will support the Company's plans to commercialize cannabis products for Rec 2.0.

Edibles Regulation

The Cannabis Act was amended with provisions that came into force effective October 17, 2019 for the legal sale by Licensed Producers such as the Company of "edibles containing cannabis" and "cannabis concentrates" enabling a range of cannabis product forms by regulating three new product classes: "edible cannabis", "cannabis extracts" and "cannabis topicals".

It is expected that a limited selection of products will appear gradually in physical or online stores, no earlier than December 16, 2019. Federal license holders are required to provide 60-days prior notice to Health Canada of their intent to sell any new products and such notice could not be given until the new product forms were legalized on October 17, 2019. The Company has provided notice for a variety of Rec 2.0 products.

See "Canadian Adult-Use Recreational Market 2.0"in this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	11

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q4-19	Q4-18	CHANGE	% CHANGE
Financial Results
Gross revenue	$19,235	$3,190	$16,045	503%
Net revenue	$16,290	$3,190	$13,100	411%
Cost of sales and indirect production	$15,543	$1,586	$13,957	880%
Adjusted gross margin	$747	$1,604	$(857)	(53)%
Adusted gross margin % before fair value adj.	5%	50%	-45%	(90)%
Operating expenses	$16,645	$4,739	$11,906	251%
Adjusted EBITDA (2)	$(7,907)	$278	$(8,185)	(2,944)%

Financial Position
Working capital	$152,417	$191,964	$(39,547)	(21)%
Inventory and biological assets	$113,796	$64,827	$48,969	76%
Total assets	$428,525	$302,567	$125,958	42%

Operating Results
Cost of cultivation per gram harvested (3)	$0.94	$0.83	$0.11	13%
Kilograms harvested	7,434	6,322	1,112	18%
Average net selling price of dried flower equivalents	$5.62	$7.99	$(2.37)	(30)%
Kilograms sold - dried flower equivalents - flower and oil (4)	2,898	399	2,499	626%

Note 1: Equals gross margin before fair value adjustments (as reflected in the Consolidated Financial Statements) and gross margin before fair value adjustments divided by net revenue, respectively.

Note 2: Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (earnings) from continuing operations before: interest expense, net of investment income; income tax; depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross-listing; and the fair value adjustment to biological assets and inventory.

Note 3: Cost of cultivation per gram harvested is a non-IFRS measure and includes “cash” costs such as direct labour, direct materials and manufacturing overhead (e.g. maintenance) as well as “non-cash” expenses such as employee share-based compensation for cultivation employees and depreciation related to buildings and equipment of the production facility. Cost of cultivation does not include packaging costs and other post-harvesting costs, which are added to arrive at the cost for inventory, nor distribution costs (shipping), both of which are included in the cost of sales.

Note 4: Dried flower equivalent, or DFE, is a non-IFRS measure, and is based on the conversion of oil sales to an equivalent measure at a standard rate of 9.0 mL/g for recreational oil and 4.5 mL/g for medical oil.

REVENUE

For the three months ended August 31, 2019, the Company recorded $16,290 in net revenue. Of this amount $13,361 (82%) was sold to the adult-use recreational market and $2,376 (15%) to the medical market with the balance of sales generated from wholesale and other sources. Q4 Fiscal 2019 net revenue increased from Q4 Fiscal 2018 net revenue of $3,190, entirely due to the launch of adult-use recreational cannabis in October 2018, whereas Q4 Fiscal 2018 was entirely comprised of medical market revenues.

Net revenues for Q4 Fiscal 2019 were composed of sales during the quarter of $19,988 (net of excise), less a provision for product returns and price adjustments of $3,698 (net of excise). The majority of the product returns and price adjustments were due to two slower selling stock keeping units (SKUs) sold to the Ontario Cannabis Store (OCS), comprised of a bespoke order of lower THC dried flower intended to fulfill a supply gap in the market earlier this year and THC oil that has seen less than anticipated demand in the adult-use recreational market. The lack of a sufficient retail network and slower than expected store openings in Ontario continued to impact sales in Q4 Fiscal 2019 and were further exacerbated by increased industry supply. The Company generally does not produce lower THC dried flower in the quantities that existed in early calendar 2019 and has no intention to formulate the same quantity of THC recreational oil. As a result, these two categories are not expected to be a significant part of the Company's revenue prospects going forward and the Company will focus on SKUs that it anticipates will garner the best customer receptiveness (in the case of new products such as vapes and edibles) or proven SKUs based on the sales patterns experienced to date. Examples include proven high demand products like Edison and Trailblazer pre-rolls (in a variety of strains) and Edison Rio Bravo, La Strada, Limelight and El Dorado dried flower. The Company is cognizant that in this new and emerging market the size of the customer base, its demands and preferences cannot yet be ascertained with any level of certainty or reliability and future demand for existing and new products remains to be seen as the market matures.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	12

The average net selling price of product declined $2.37 per gram DFE to $5.62 per gram DFE on a year-over-year basis as the Company's sales volumes increased 626% as a result of the launch of the adult-use recreational market, which generally yields a lower average net selling price compared to the medical market. Selling prices are prone to fluctuation and there may be further price compression as the market develops.

COST OF SALES AND INDIRECT PRODUCTION COSTS

Cost of sales and indirect production costs for the three months ended August 31, 2019 increased to $15,543 compared to $1,586 in the prior year comparative period, primarily as a result of the significant increase in revenue, but also due to higher post-harvest costs, inventory adjustments, and write-offs.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS (ADJUSTED GROSS MARGIN)

The Company realized adjusted gross margin measured as follows: gross margin before fair value adjustments as reported on the consolidated Financial Statements divided by net revenue) for the three months ended August 31, 2019 of $747, or 5%, compared to $1,604, or 50%, in the prior year comparative period. The adjusted gross margin for Q4 Fiscal 2019 is not an accurate representation of management’s expectations going forward due to the factors impacting net revenue and cost of sales and indirect production costs during the quarter and identified above. Thus, it should be noted that for the year-ended August 31, 2019 the adjusted gross margin was $37,892, or 47%, compared to $5,615, or 45%, in the prior year.

OPERATING EXPENSES

Selling, general and administrative expenses (including non-cash share based compensation) increased to $16,645 for Q4 Fiscal 2019 from $4,739 in Q4 Fiscal 2018 due to an increase in staffing, commissions on sales, office and general expenses, building depreciation, and professional fees and public company-related costs associated with the Company’s cross-listing to the NASDAQ and as the Company scaled up its operations in connection with the launch of the adult-use recreational market and the upcoming launch of the cannabis derivative markets expected commencing in December 2019. Included in the current period expense are adjustments of approximately $1,976 for licensing and professional fees that are not expected to recur at the same level.

As a percentage of net revenue, Q4 Fiscal 2019 spend declined to 102% compared to 149% for Q4 Fiscal 2018. For Fiscal 2019, the percentage declined even further to 53% compared to 122% in Fiscal 2018.

ADJUSTED EBITDA

Adjusted EBITDA4 was a loss of $7,907 in Q4 Fiscal 2019 after four consecutive quarters of positive adjusted EBITDA, including $278 in Q4 Fiscal 2018. The negative adjusted EBITDA is primarily attributed to lower net revenues and higher cost of sales and selling, general and administrative expenses as described above. Fiscal 2019, however was the Company's first full fiscal year of positive adjusted EBTIDA at $19,900 compared to $(1,003) in the prior year.

FINANCIAL POSITION

Working capital declined year-over-year to $152,417 at August 31, 2019 from $191,964 at August 31, 2018 as the Company invested its cash into the build-out of its Moncton Campus property, plant and equipment as well as the creation of inventory and biological assets.

COST OF CULTIVATION PER GRAM HARVESTED

"Cost of cultivation" per gram harvested5 includes "cash" costs such as direct labour, direct materials and manufacturing overhead (e.g. maintenance) as well as "non-cash" expenses such as employee share-based compensation for cultivation employees and depreciation related to buildings and equipment of the production facility. Cost of cultivation does not include packaging costs or other post-harvesting costs, which are added to arrive at the cost for inventory, nor distribution costs (shipping), both of which are included in the cost of sales (please note that the Company previously included shipping expense in "sales and marketing" in the statement of operations but revised this presentation in Q1 Fiscal 2019). Thus, readers are cautioned against comparing cost of cultivation per gram harvested with cost of sales for the same period(s) for at least two reasons: (1) Cost of sales includes packaging costs and distribution (shipping) costs which "Cost of cultivation" does not (see section on Cost of Sales and Gross Margin for illustrative schematic), and (2) there is a delay between when product is harvested and when it is sold. Sometimes that delay is one or two quarters (and longer with extraction material). Cost of cultivation also does not include indirect production costs6, which are expensed directly against gross margin.

The Company experienced a cash cost of cultivation of $0.66 ($0.94 including non-cash depreciation and share-based compensation) per gram harvested in Q4 Fiscal 2019. Cost of cultivation is an input cost for our cost of goods sold, which was $4.14 per gram DFE for Q4 Fiscal 2019 ($2.39 per gram DFE for Fiscal 2019). Cost of goods sold is higher than cost of cultivation due to the previously noted reasons. The Company's costs of cultivation increased from industry-leading low levels (during Q3 Fiscal 2018 to Q2 Fiscal 2019) to a higher than normal amount in Q3 Fiscal 2019 almost exclusively as a result of a decrease in harvested yields in Q3 Fiscal 2019 (6,052 kg vs. 8,315 kg in Q2 Fiscal 2019). Yields have since recovered in Q4 Fiscal 2019 and are back to historical levels per harvest and because the Company expects increased efficiencies as it has increased its number of grow rooms from 52 to 82 at August 31, 2019 (99 as of September 5, 2019) as a result of the build out of Phase 4A. The Company currently believes its cost of cultivation can drop further in Fiscal 2020 if additional efficiencies are achieved as expected.

_________________________________
4 Adjusted EBITDA is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures at the beginning of this MD&A.
5 Cost of cultivation per gram harvested is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures at the beginning of this MD&A.
6 Indirect production costs are comprised of production costs of late-stage biological assets that are disposed of and inventory that does not pass the Company's quality assurance standards or is obsolete.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	13

The Company harvested 7,434 kg of cannabis during Q4 Fiscal 2019 compared to 6,322 kg in Q4 Fiscal 2018 due to the utilization of Phase 3 for the entirety of Fiscal 2019 and Phase 4A during the latter half of Fiscal 2019. Harvested grams are expected to continue to increase into Q1 of Fiscal 2020 as the Company begins to cultivate product from Phase 4B.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO AUGUST 31, 2019

In June 2019 the Company announced that it secured a partnership with PAX Labs, Inc.7 ("PAX") as one of the Canadian launch partners for the PAX Era, the premium oil vaporizer created by PAX, which we believe is a leading consumer technology brand in the design and development of premium vaporizers for dry flower and concentrates, when concentrates become legally available for sale in Canada as early as December 2019.

In June 2019, the Company announced that it became the exclusive Canadian supplier of the Feather Company's4 design-patented vaporizer hardware and technology. The disposable vaporizer pen and 5/10 thread cartridges for targeted adult-use customer segments will be available following legalization of this product category currently scheduled to come into effect as of December 2019.

On June 24, 2019, the Company announced that it had received approval from Health Canada for the licensing of 17 additional cultivation rooms within the Phase 4A/4B perimeter of the building. The approval of the new cultivation rooms represents
14,000 kg per year of additional target production capacity5.

On July 26, 2019, the Company entered into an advance payment and support agreement with 703454 N.B. Inc. (carrying on business as 1812 Hemp). Under the terms of the agreement, the Company will advance up to $3 million until October 31, 2019 to 1812 Hemp in the form of a secured loan. These amounts may be applied against future purchases of hemp under the license and supply agreement and would in effect pre-fund hemp purchases to receive access to as much as 60,000 kilograms of dried hemp flower to be harvested in calendar 2019 for extraction into cannabidiol ("CBD") isolate. Please refer to the Company's Financial Statements for further information on terms of these agreements.

On August 22, 2019, the Company's Common Shares commenced trading on the TSX under the symbol "OGI" after graduating from the TSX Venture Exchange.

On September 9, 2019, the Company announced that effective September 6, 2019 it has received approval from Health Canada for the licensing of 17 additional cultivation rooms within Phase 4B. The approval of the new cultivation rooms represents 15,000 kg per year of additional target production capacity5.

On November 4, 2019, the Company filed a preliminary base-shelf prospectus for an amount up to $175 million through the issuance of common shares, preferred shares, debt securities, subscription receipts, warrants or units. The purpose of filing the base-shelf prospectus is to shorten the timeline to raise funds for growth opportunities and working capital which once the prospectus is finalized could be done subject to market and other conditions, by way of filing one or more prospectus supplements from time to time over a 25 month period.

On November 15, 2019, the Company amended its Credit Facility with BMO to: i) extend the final draw deadline of the term loan from November 30, 2019 to March 31, 2020; (ii) postpone the commencement of principal repayments on the term loan from May 31, 2020; and (iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020, which will also provide the Company with greater flexibility around the timing and quantum of any incremental draws. The financial covenants will revert to the original structure on August 31, 2020.

After much consideration we have made a strategic decision to delay final completion of 4C (the final stage of our Phase 4 expansion), previously targeted for the end of calendar 2019, until there is more clarity on the timing and magnitude of the retail network expansion and to more effectively manage and prioritize cash flow and it also offers us optionality to use the space for other opportunities. To date, we have made significant construction progress on Phase 4C, such that we expect to be able to complete remaining construction in a short timeframe once we get more clarity on store openings to satisfy consumer demand.

MONCTON CAMPUS EXPANSION

Prior to Q1 Fiscal 2019, the Company completed its Phase 2 and Phase 3 expansions of the Moncton Campus bringing the available number of grow rooms to 52, comprised of 13 original smaller rooms from Phase 1 and 39 larger rooms from Phase 2 and Phase 3 combined.

PHASE 4 EXPANSION

The full Phase 4 expansion represents a total of 77,000 kg per year of additional annual target production capacity and has been divided into a series of stages (4A: 25,000 kg; 4B: 28,000 kg; and 4C: 24,000 kg).

In an effort to prudently manage cash flow and focus on maximizing return on capital investment, the Company's management has decided to delay the final construction completion of Phase 4C, originally scheduled for completion by the end of calendar 2019 until there is more clarity on the ultimate magnitude and timing of the retail expansion in Ontario. As such, the Company can more effectively manage cash flows and it offers optionality to use the space for other opportunities (if strategic and/or market factors dictate). To date, the Company has made significant progress on 4C (currently estimated at 70% complete; 50% complete at year-end) such that it can complete the remaining construction for 4C in a short timeframe to be ready to respond to anticipated  increased consumer demand as a result of more store openings. When and if Phase 4C is completed, the entire Moncton Campus facility is  expected to  have annualized target production capacity of  approximately 113,000 kg of dried flower and sweet leaf,assuming it is fully licensed and operational. Management will assess its determination to delay completion of Phase 4C on an ongoing basis as it considers market conditions.

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7 The Company has no equity or other financial interest in PAX or the Feather Company, nor does it provide either with any products or services. Organigram has no investment or ownership in any entity in the United States nor does it provide any products or services to entities in the United States.
8 Target production capacity once fully operational. Several factors can cause actual capacity to differ from estimates. See "Risks and Uncertainties" in the Company's Q4 2019 MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	14

The estimated capital cost of the entire Phase 4 expansion (including 4C) is now expected to be in the range of $135 to $145 million (from the previous estimate of $125 million) due to additional design improvements and increased material and labour costs. The construction schedule has been relatively predictable due to the nature of the Company's systematic and modular approach whereby grow rooms are largely replicas of previous ones along with consistency of the contractors, most of whom have been part of the construction team for previous Phases. The estimate to complete all of Phase 4 was approximately $33 million at Fiscal 2019 year-end.

Phase 4 has a state-of-the-art mechanical system and an improved irrigation system as compared to previous Phases that are designed to capture, treat and re-use the water from dehumidification which is central to the cultivation process. The Company's fully customized irrigation system that will serve all of Phase 4 is being installed and is expected to be commissioned in Q2 fiscal 2020. Once operational, the system is expected to be among the most sophisticated indoor cannabis cultivation irrigation systems in North America. The system includes condensation recovery and a reverse osmosis system.

Construction of Phase 4A (30 grow rooms) and Phase 4B (33 grow rooms) was completed on schedule in April 2019 and September 2019, respectively. All of Phase 4A as well as 17 rooms in Phase 4B have received licensing approval from Health Canada, which brings the Company's total target licensed production capacity to 76,000 kg per year (once fully operational) as of the date of this MD&A.

The remaining 16 rooms in Phase 4B were submitted for Health Canada approval and represent additional production capacity of 13,000 kg per year for a total of 89,000 kg per year of target production capacity, once licensed and fully operational.

PHASE 5 REFURBISHMENT

Phase 5 plans include refurbishing 56,000 square feet of interior space within its existing facility for design under European Union GMP standards for additional extraction capacity, a derivatives and edibles facility and additional office space. Each area of Phase 5 has different expected completion dates. Primary construction was completed on schedule in October 2019.

The estimated total capital cost is now expected to be in the range of $60 to $65 million (from the previous estimate of $48 million) primarily due to 18,000 more square feet of production area created by using a second level of the space, increased European GMP design costs as well as multiple automation projects designed to reduce reliance on manual labour and reduce operating costs in the long run. The estimate to complete was approximately $41 million at 2019 Fiscal year-end.

As previously announced, Organigram is, for the next round of legalization, initially focused on vaporizable products and edibles. These are the most popular derivative product forms based on US state sales history in established adult-use recreational markets such as Colorado, Oregon, California, etc. Phase 5 plans include expanded vaporizer pen filling and automated packaging, additional extraction by both CO2 and hydrocarbons as well as more area for formulation including short path distillation for edibles and vaporizer pen formulas.

The Company expects substantial construction of additional in-house extraction capacity to be completed by the end of calendar 2019. However, the Company has the capacity to fill and package vaporizer pens in its existing facility ahead of the licensing of Phase 5 in order to be ready to sell vape pens in December 2019.

The Phase 5 plans include building additional extraction capacity in excess of initial expected requirements in order to provide sales and marketing with product planning flexibility.

In Q3 Fiscal 2019, the Company announced a $15 million investment commitment in a high speed, high capacity, fully automated production line with the ability to produce up to an estimated 4 million kg of cannabis-infused chocolates per year. The production line includes a state-of-the-art chocolate molding line and a fully integrated packaging line that includes advanced engineering, robotics, high-speed labeling and automated carton packing. As anticipated, Organigram took delivery of the equipment in October 2019 and the production equipment has been installed and the Company continues to expect the licensing, and commissioning in time for initial sales in Q1 calendar 2020.

In addition, Phase 5 will include a powdered drink mixing and packaging line for the Company's plan to now launch a variety of dried powder formulation beverage products in Q2 calendar 2020 (subject to licensing for the production area and equipment delivery and commissioning schedules).

For further detail on the Company's strategy and plans for new derivative legalization, please see "Canadian Adult-Use Recreational Market 2.0" in this MD&A.

Phase 5 plans also include separate rooms for packaging dried flower, pre-rolls, oil, a mezzanine for new harvesting and trim rooms, 21 individual drying rooms, final processing rooms and sanitation rooms.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	15

In addition to the Phase 4 and Phase 5 expansions, the Company also owns approximately 12.1 acres located across the road from its current production facility, which is available for any future expansion if needed.

Organigram has $47.9 million in cash and short-term investments and $65 million in undrawn capacity on its senior secured credit facility total of $115 million at August 31, 2019 to fund Phase 4 and Phase 5 of the Moncton Campus expansion. See the "Balance Sheet, Liquidity and Capital Resources" section of this MD&A for further detail.

The estimates of additional production capacity and costs related thereto in Phase 4 and Phase 5 represent forward-looking information and are based on a number of material factors and assumptions, including the following:

•  The facility size of the Moncton Campus will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phase 2 and Phase 3;

•  The ratio of dried flower cultivated per canopy square foot of grow room will be consistent with historical output in the Company's existing facilities;

•  All grow rooms designated as production rooms will be utilized for their intended purposes (from time to time rooms may be used for other purposes, such as for storage);

•  Construction of the facilities will be on time in accordance with the estimates set out above and ready for final inspection by Health Canada in time to meet the target onboarding dates; and

•  Costs of cultivation and its various inputs will remain stable.

Several factors can cause actual costs and capacity to differ from estimates including, but not limited to, timing for receipt of regulatory approvals from Health Canada, construction delays and unforeseen obstacles. See "Risks and Uncertainties" of this MD&A and "Risk Factors" of the Company's current AIF.

				EXPENDITURES ($M)
PHASE	PURPOSE	STATUS AS OF DATE OF MD&A	KG/YR OF TARGET PRODUCTION	SPENT IN Q4-2019	SPENT IN FISCAL 2019	ESTIMATE TO COMPLETE AT AUG 31, 2019
1/2/3	Propagation, PreVeg, Organic, Flower, Post Harvest, Temporary Vapes Processing Area	Licensed and in Production	36,000	—	—	—
4A	Flower Rooms	Licensed and in Production	25,000	3	39	—
4B (i)	Flower Rooms	17 Grow Rooms Licensed and in Production	15,000	5	37	5
4B (ii)	Flower Rooms	16 Grow Rooms Submission made to Health Canada for Licensing	13,000
4C	Flower Rooms	70% Construction Complete (50% Complete at Aug-31-2019) Licensing for Perimeter and 4 Grow Rooms Submitted to Health Canada Completion Being Slowed Down in Response to Market Conditions	24,000	16	19	28
5 (i)	Post Harvest Rooms, Edibles, Vapes	Submission for Licesning of Perimeter, Chocolate Line and 5 Drying Rooms already made to Health Canada	N/A	8	21	41
5 (ii)	Harvest Rooms, Drying Rooms, Filling and Packaging Rooms for Various Products, Larger Extraction Facilities	Target Substantial Completion End of Calendar 2019	N/A
			113,000	32	116	74

Notes: Estimated production capacity is once fully licensed and operational and is dependent on many factors and subject to a variation of baseline expectation. Capital expenditures incurred encompass cost of work performed (including any retention/holdback amounts) and added to property, plant and equipment during the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	16

OPERATIONS AND PRODUCTION

PARADIGM SHIFT ON CULTIVATION

The Company's management believes that the results it is experiencing on cultivation are paradigm shifting for the industry. While the vast majority of incremental production capacity in 2017 to 2019 by competitors was generated from greenhouse (not indoor) production, Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a commitment to continuous improvement and investment in information technology. Competitors believed that greenhouse production would mean a lower cultivation cost of cannabis by potentially making a sacrifice on quality. Organigram believes that it has achieved the best of both worlds: (1) high quality indoor grown product and (2) a low cost of production.

GROWING CONFIGURATION

The Company has made significant strides in terms of maximizing production in its cultivation facilities. The introduction of Phases 2, 3 and 4A has brought on state-of-the-art facilities which allow the Company to control all critical facets of the lighting and environmental elements in its facilities to drive maximum quality and yield in the plants it produces. The Company has also developed its own in-house proprietary information technology system called OrganiGrow, a database which tracks all grow cycles by harvest period, strain, room, environmental conditions and other factors, which in turn allows the Company to understand and refine the optimal methods to grow cannabis plants. The quality and yield of the Company's cultivation efforts have resulted in award winning products and, to the best of the Company's knowledge based on the public disclosures it has reviewed, which may not be comparable, one of the lowest known cost of cultivation in the Canadian industry when compared to other indoor or greenhouse facilities. The Company's cultivation costs increased in Q3 Fiscal 2019, which is believed to be temporary in nature, resulting primarily from the implementation of trials that yielded lower than expected harvest results. Yields returned to normalized levels in fiscal Q4 2019.

The number of plants per room increased from 803 plants in Q1 Fiscal 2018 to 1,117 plants in Q4 Fiscal 2018 largely because of the larger grow rooms that were added in Phases 2 and 3 compared to the smaller rooms that were utilized in Phase 1. Starting in the fourth quarter of 2018, the Company began to reduce the number of plants produced in the larger grow rooms by approximately 30% based on the results of a pilot "continuous improvement" project that it ran earlier in the year. By reducing the density of plants in the room, the Company was able to achieve roughly the same yield per room as plants were able to grow more prolifically in terms of width and the increase in yield per plant offset the reduction in the aggregate number of plants in the grow rooms. Additionally, the Company was able to save on labour and materials as there were fewer plants to feed and manage. At the end of Q4 Fiscal 2019, there were 1,044 plants per room.

The Company continues to undertake continuous improvement programs with a goal to increase yields and cannabinoid content as well as evaluate additional strains in its genetic bank to expand its product offering to the adult recreational marketplace. Not all trials will yield successful improvements, however, over time the Company has the benefit of utilizing successful trials and discarding unsuccessful ones. By the time the Company has completed its build out (almost doubling capacity from current levels) it is expected to have a significant amount of additional proprietary knowledge that it can leverage with a larger cultivation platform.

The Company experienced a sequential improvement in overall harvested yields to 148 grams per plant in Q4 Fiscal 2019 from 110 grams per plant in Q3 Fiscal 2019 and 127 grams per plant in Q4 Fiscal 2018. In addition, as first discussed in its Q3 Fiscal 2019 MD&A, the cannabinoid content in harvested flower and sweet leaf has continued to reach all-time highs and the Company has identified what it views as an optimal balance of high yields and high cannabinoid content.

PACKAGING

Custom automated packaging equipment for the filling and packaging of dried flower and blends became operational in September 2018 to support the launch of legalization of adult recreational use. The commercial version of the prototype bespoke automated pre-roll machine has undergone several modifications and upgrades to improve efficiency and accuracy and is expected to be fully optimized and operational in Q1 fiscal 2020. Using a combination of this equipment and manual labour, the Company is capable of producing upwards of 40,000 pre-rolls per day with production of approximately 5.1 million pre-rolls from legalization to the date of this MD&A.

During Q4 Fiscal 2019, the Company continued to optimize automated labelling and excise stamp application equipment. This automated labelling equipment has reduced some reliance on manual labour. The Company has all the equipment capabilities and staff levels to package what it cultivates.

EXTRACTION

The Company had $16,626 of dried cannabis available for extraction as of the end of Q4 Fiscal 2019. This volume of inventory is too large for the Company to process with its current in-house extraction capabilities. The Company has taken two measures to address this issue. Firstly, the Company entered into a multi-year extraction agreement with Valens during Q2 Fiscal 2019, pursuant to which Valens extracts cannabis flowers and trim produced from the Moncton Campus as well as hemp from 703454 N.B. Inc. ("1812 Hemp" or "1812") to produce extract concentrate. Secondly, the Company is in the process of expanding its in-house extraction capabilities as part of its Phase 5 refurbishment.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	17

EMPLOYEES

The Company ended Fiscal 2019 with approximately 770 employees compared to 356 employees at the end of Fiscal 2018, which is a testament to the exponential growth experienced by the Company and the industry. Labour is a significant cost to the Company for both cultivation and in particular in packaging which currently represents the largest operations department in the Company. The Company expects to achieve efficiencies in cost per unit as it scales production. Further, management believes that as a consequence of its Phase 4B, 4C and 5 expansions and Health Canada licensing, that in 2020 there are further opportunities to drive efficiencies.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	18

ADULT-USE RECREATIONAL BRANDING STRATEGY

The Company has established strong brands for use in the adult-use recreational marketplace and understands that there is a desire for variety leading to the creation of a diverse house of brands and products. The Company's adult-use recreational brands strategy incorporates the Company's knowledge about current and potential consumers, the industry, future product development and opportunities for growth.

Pricing Segment	Value	Premium	Premium	Ultra Premium
Available / Planned Formats	Whole Flower, Pre-Roll and Milled	Pre-Roll and Oil	Whole Flower, Pre-Roll and Oil	Large Whole Flower
Tangible Brand Attributes	Consistent Value Offering	Organic	High THC Premium Sorted Flower Robust Product Offering	Top Flower Craft Cured Hand Trimmed

The Company's portfolio strategy includes Trailblazer, ANKR Organics and the Edison Cannabis Company ("Edison"), as depicted above and described below. This 'family of brands' approach was determined to appeal to targeted and strategic consumer groups based on internal and external research on the modern cannabis consumer.

Positioned as a premium and modern brand for discerning consumers, Edison is focused on the four pillars of quality, sophistication, creativity and innovation. The Company has focused on consistent delivery of these brand commitments and the brand has earned top consumer ratings as evidenced by the Canadian Cannabis Awards detailed below in "Focus on Quality".

Recognizing that consumer tastes are evolving, and that the discerning consumer is more experiential in nature, the Company has developed a two-prong approach for Edison to drive incremental sales opportunities. First, it introduced two highly successful "Limited Time Offers" in Q4 2019, to the Alberta, Nova Scotia, and most recently, Quebec, markets. Based on available data, the brand earned leading market share during the introduction of these. Second, to sustain our capability to drive incremental, immediate purchase through a Limited Edition "scarcity" model, Organigram, via its flagship Edison brand, is leveraging its state-of the-art facility and research and development labs to introduce a new, additional go-to-market model in Spring 2020.

In Q1 Fiscal 2020, the Company plans to introduce its first national integrated media campaign for Edison. The campaign, created in collaboration with an established, award-winning global creative agency; and supported by a best-in-class media buying agency, aims to increase brand awareness and affinity. With a focus on brand and product attributes that valorize the benefits of the legal market, the Organigram aims to drive both Edison brand sales as well as category sales overall.

Trailblazer, a brand targeted toward a value conscious consumer, celebrates the citizens, industry and government officials who have committed their lives to creating the legal framework in which the brand now participates. The Company initially launched Trailblazer in select markets with a product mix consisting of pre-rolls and milled flower (blends) and shortly after expanded the brand to include full flower offerings. The brand's strong performance in initial selected markets earned the increase in brand distribution to all 10 Canadian provinces.

The ANKR Organics brand has been developed based on the authentic nature of the Company's lineage in organic growing. As one of the industry's most experienced organic growers in Canada, the Company believes it will have the credentials and capabilities to deliver a top-quality product through a certified organic process that will resonate with an educated and affluent demographic who see the value in organically grown products. The Company plans to have ANKR Organics product available in flower and oil formats in Q1 calendar 2020.

The Company is currently evaluating the release of Trailer Park Buds, a brand created to appeal to an experienced consumer of cannabis. Following several discussions with regulators, the Company has taken a cautious approach to ensure at launch that all elements of the brand align with regulatory requirements including those relating to marketing, and to also understand the early dynamics of the evolving adult-use recreational market in Canada.

FOCUS ON QUALITY

Following the addition of humidity control units in its entire line of dry flower products in January 2019, the Company further reinforced its commitment to quality with the addition of heat induction liners in the Spring of 2019 for dried flower products based on market feedback. The combination of these two factors ensures that consumers receive the closest possible representation of product as when it left the Company's production facility. Consumers have reacted favorably to the changes and the company has received strong and positive feedback from its retail customers across Canada.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	19

CANADIAN ADULT-USE RECREATIONAL MARKET 2.0

The Company has made significant progress in its plans to launch edibles and derivative products commencing later in calendar 2019. Organigram has an exclusive consulting agreement with TGS International LLC ("TGS")9, a vertically-integrated cannabis company which owns and operates over 300,000 square feet of state licensed and regulated production, processing, and manufacturing facilities, as well as medicinal and/or adult-use retail locations in the state of Colorado. Insights have been gained through the relationship with TGS to better understand demand on particular product forms, as well as market share trends over time.

The regulations governing cannabis edibles and other derivative based products in Canada came into effect on October 17, 2019 with new products becoming available for purchase no earlier than December 16, 2019.

Organigram believes it will be ready to sell some vape pen products in December, 2019. As noted above, the Phase 5 refurbishment is on schedule and will include an edibles and derivative facility as well as more extraction capacity in order to prepare for the Rec 2.0 launch. The Company is currently focused on the two most popular cannabis product forms based on data for US state sales: vaporizer pens and edible products. While there can be no assurance that Canadian trends will mirror the U.S., estimates suggest that vaporizer pens, alone, currently represent the largest segment of derivative and edible products at about 23%10 of cannabis sales based on form factor. Edibles, including cannabis-infused beverages, are the next largest segment at about 13%7 of cannabis sales.

Organigram is focused on achieving a leadership position in the "Rec 2.0" market by offering customers innovative, high quality products with access to cutting-edge technology. The Company intends to deploy a strategy aimed at product depth as opposed to breadth to maintain its strong track record of delivering on supply commitments, which is critical to building brand equity. The Company expects to be ready to start selling vaporizer pen products when they become available for purchase in December 2019 and has plans to sell cannabis-infused chocolates in Q1 calendar 2020 and a variety of dried powder formulation beverage products in Q2 calendar 2020.

In October 2019, Organigram completed its submission to Health Canada related to the Company's portfolio of new cannabis vape products as well as cannabis-infused chocolates. The Company also received its research and development license from Health Canada in October 2019 to conduct further in-house research, including taste testing, to strive for the optimal consumer experience.

Organigram's product offering represents the Company's strategic commitment to growth and leadership through technology-driven innovation, high standards for quality, and exceptional partnerships.

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9 The Company has no equity or other financial interest in TGS, nor does it provide TGS with any products or services. The terms of the agreement provide for a royalty payment to TGS on products sold in Canada. Organigram has no investment or ownership in any entity in the United States nor does it provide any products or services to entities in the United States.
10 QUICK TAKE - Cannabis - Cowen's THC Tracker: U.S. Brands - Cowen and Company, March 29, 2019

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	20

Quality Partnerships

Organigram has chosen to partner with leading brands PAX Labs and Feather Company aimed at delivering the highest quality disruptive, industry-leading technology, on course to redefine the experience of vaping in Canada. Organigram's agreements with both PAX and Feather underscore the Company's commitment to transformative thinking and unique customer experiences.

Edison was selected as one of few brands to meet PAX's quality standards and both companies see a strong cultural fit resulting in a strong recipe for success. California based PAX Labs markets itself as one of the best known and respected brands in the cannabis industry.

Differentiated Products

Through the Edison brand, Organigram has an exclusive license to represent Feather's proprietary vape pen technology and form factor across Canada, from a commercial perspective. Founded in 2016, Feather branded vape products have been successfully launched and well received in Colorado.

Edison and Feather Ready to Use Vape Pens combine discreet and sophisticated design with high-quality cannabinoid product. Beautifully crafted, inhalation activated, for an intuitive, differentiated user experience.

Organigram will produce and fill Edison branded pods specifically for the PAX Era platform. The pods will be filled onsite at Organigram's Moncton facility.

Edison PAX Era Pods and Feather Ready to Use Vape Pens combine the iconic aroma profile of Edison's most popular strains to create an exceptional and differentiated user experience. The True-to-Flower aroma profiles are available in three distinct varieties for launch, each filled with a superior quality cannabinoid product.

Organigram plans to round out its vaporization portfolio with the introduction of Torches by Trailblazer. Trailblazer Torches were developed with reliability, consistency and individuality in mind.

Organigram plans to offer Edison and Trailblazer branded vape pens and pods to all 10 of its provincial partners to achieve coast-to-coast distribution. All sales and distribution will be subject to and in accordance with legislation related to extractable products in Canada.

The initial phase of the Company's edibles strategy focuses on two strategic categories: chocolates and beverages.

The Edison line of cannabis-infused chocolate was created based on years of research and innovation; artfully designed, thoughtfully portioned, crafted using best-in-class ingredients for the modern cannabis consumer. The Company has also engaged Canada's Smartest Kitchen to work collaboratively to develop a series of edible products, specifically focused on chocolate. Organigram's product development and production team have more than 25 years of combined chocolate expertise and experience.

The Company's state of the art facility was designed to break barriers, not just in the cannabis, world, but in the confectionary world at large. Led by an experienced team of industrial researchers, chocolatiers and food scientists, Edison chocolate products are poised to redefine the edible experience. The $15 million investment in a state-of-the-art chocolate production line positions Organigram well to become a leader from an efficiency and manufacturing perspective, but also offers opportunities to secure co-manufacturing and private labeling across the regulated market.

Edison chocolates are strategically positioned via three key levers:

1) Quality - The Company has created complex, sophisticated, rich flavours with premium quality cocoa beans.

2) Sustainability - Cocoa ingredients used in Edison chocolate are sourced through Cocoa Horizons, an impact-driven global support program designed to promote and enrich self-sustaining farming practices that protect nature, communities and families.

3) Taste - In a blind consumer study, the (non-infused) Edison Dark Chocolate Truffle had the highest "liking" score compared to two of Canada's top selling consumer chocolate products.

Edison cannabis-infused chocolates will be available in formats positioned for three strategic consumer segments: the consumer looking for a significant edible experience; the consumer who prefers controlled dosing; and the consumer who prefers a shared cannabis experience.

As previously announced, Organigram has developed a proprietary nano-emulsification technology that is anticipated to provide an initial onset of the effects of the cannabinoids within 10 to 15 minutes. The emulsification process developed by the Organigram team generates micro-particles that are very small and uniform (size of 20 nanometers), which is expected to translate to an absorption and onset of effect that is believed to be rapid, reliable and controlled. With traditional edibles and beverages, the body spends significant time breaking down fat soluble cannabinoid particles which are then absorbed and metabolized in the body before the effects are felt. This lengthy process can result in accidental overconsumption and undesirable experiences.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	21

The nano-emulsion technology is also anticipated to be stable to temperature variations, mechanical disturbance, salinity, pH, and sweeteners.

The Company's researchers have also recently developed a way to transform this emulsification system into a solid form, turning it into a dissolvable powder. This shelf stable, water-compatible, flavorless nano-emulsion formulation is also expected to provide an initial onset of effect within 10 to 15 minutes if used in any beverage.

The powdered formulation, subject to confirmatory testing and commercialization, holds the potential to offer consumers a measured dose of cannabinoids which they can then add to the beverage of their choice, while also offering the discretion, portability and shelf life expected of a dried powder formulation.

The Company is currently planning to launch a variety of dried powder formulation beverage products in the Q2 calendar 2020 and is actively seeking a strategic partner with proven experience in beverage product development to take advantage of the liquid formulation it has developed.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	22

For additional details on expanding capacity for the second phase of Canadian Adult-Use Recreational Market Launch or "2.0", see "Phase 5 Refurbishment" in this MD&A.

MEDICAL MARKET

From a medical sales standpoint, Q4 Fiscal 2019 continued to be a stable one for Organigram. The Company continues to be focused on the medical side of the business and is committed to ensuring there is no disruption in product availability for its patients.

In September 2018, the Company announced that it would be absorbing the excise tax for its medical patients. The Company's early estimate is that this program will cost the Company approximately $300 per quarter. As excise costs vary by jurisdiction, this amount may vary depending on the relative jurisdictional mix of sales. This initiative has been well received by both patients and educators and emphasized Organigram's ongoing commitment to its patients. The Company has also decided to increase its offering to its medical compassionate program, allowing for further access to Organigram products for patients that are on a fixed income.

REGISTERED PATIENTS

The Company quantifies the number of medical patients as those with an active prescription registration. The Company's patient count strengthened further in Q4 Fiscal 2019 to a record high of 17,200 patients compared to 15,730 patients at the end of Q4 Fiscal 2018, even though the Company continued to be less aggressive in targeting medical business with the ramping up of the adult-use recreational market. As a result of the shifting dynamics (launch of adult-use recreational market) it will take the Company a number of quarters to be able to fully anticipate the long-term trend of the medical patient count and medical cannabis business in Canada.

INTERNATIONAL CANNABIS & CBD MARKETS

The Company continued to monitor its investments during Q4 Fiscal 2019.

ALPHA-CANNABIS GERMANY

On October 10, 2018, the Company, through a wholly-owned subsidiary, executed an investment agreement with alpha-cannabis® Pharma GmbH ("Alpha-Cannabis Germany" or "ACG"), located in Stadthagen, Germany, pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% interest in the aggregate issued and outstanding capital of ACG, on a fully diluted basis, for an aggregate investment of €1,625,000 (approximately $2.44 million) plus an additional amount of up to €875,000 (approximately $1.35 million) payable to ACG by way of issuance of Common Shares by the Company upon achievement of certain milestones.

Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market. With a team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG is focused on the development, production and marketing of cannabis-based active pharmaceutical ingredients and pharmaceuticals.

The Company will provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also entered into an agreement whereby the Company has an option to purchase pure synthetic CBD isolate from Alpha-Cannabis Germany.

Organigram and ACG jointly submitted a tender for domestic cultivation in Q1 Fiscal 2019. In April 2019, the Company and ACG learned they were not awarded any lots for domestic cannabis production by Germany's Federal Institute for Drugs and Medical Devices. The Company believes another tender process is likely in the near future. With further improvements to ACG facilities underway as well as additional licensing expected, Organigram believes ACG and itself will be better positioned in the next tender process for domestic cultivation.

EVIANA

On October 2, 2018, the Company along with an institutional strategic investor each participated 50% in a $10 million senior unsecured convertible debenture offering (the "Debenture Offering"), which included share purchase warrants, by Eviana Health Corporation ("Eviana") by way of a private placement investment. The combination of the $5 million convertible debentures and share purchase warrants provide the Company with a potential ownership interest of up to 21.4%, subject to certain restrictions, should it so desire to exercise its rights.

Eviana is a Canadian Securities Exchange listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa. Eviana holds certain assets in the Balkan region relating to the cultivation of post-harvest, storage, and extraction of industrial hemp plant.

Additionally, the Company entered an offtake agreement with Eviana whereby the Company has the right, but not the obligation, to purchase up to and including 25% of Eviana's annual CBD production (or a comparable form, including CBD crystals) for a period of five years from when it is first made commercially available by Eviana at 95% of the agreed raw CBD oil wholesale market price.

On October 10, 2019 Eviana appointed GMP Securities L.P. as a financial advisor to assist in the evaluation of certain strategic options including a private placement and joint venture proposal from Abrazen-Devolli. On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders (“NP 12-203”). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order (“MCTO”) under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order was issued by the British Columbia Securities Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	23

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS

The Company remains committed to the development and/or acquisition of cannabis or hemp related production assets in Canada or abroad (subject to compliance with applicable law), intellectual properties, technologies or other assets that are synergistic to the Company's Canadian and/or international strategies.

HYASYNTH

On September 12, 2018, the Company entered into a strategic investment to purchase an aggregate of $10 million convertible secured debentures (the "Hyasynth Debentures") of Hyasynth Biologicals Inc. ("Hyasynth"), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis, in three separate tranches. Organigram has purchased $5 million in secured convertible 8% Hyasynth Debentures and has further agreed to purchase up to an additional $5 million of Hyasynth Debentures in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain production milestones and the satisfaction of certain other customary closing conditions.

Hyasynth has patent-pending enzymes, yeast cells and processes that make it possible to produce phytocannabinoids and phytocannabinoid analogues in genetically modified strains of yeast. These proprietary enzymes and yeast strains have allowed Hyasynth to produce CBG, CBD and THC for novel and specialized products such as vaporizable cannabis products and cannabis infused beverages for a fraction of the cost of traditional plant-based production. The Company anticipates that its investment in Hyasynth will provide the Company with early access to what it expects to be the future of cannabinoid production. The Company expects that cost-effectiveness and scalability will be necessary to meet the needs of both the Canadian and global cannabis markets.

In addition to the investment, Organigram has the right to purchase potentially all of Hyasynth's cannabinoid or cannabinoid-related production at a 10% discount to the wholesale market price for a period of ten years. In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. One subset of these minor cannabinoids includes propyl-cannabinoids such as cannabigerivarin (CBGV) and tetrahydrocannabivarin (THCV). While the Company expects that there will always be a need for premium indoor grown cannabis flowers, working with Hyasynth offers the potential to more quickly respond to market demand for cannabinoid-based recreational and medical cannabis products.

Further information regarding the terms and conditions of this investment, including accounting methodology, is disclosed in the Company's Financial Statements.

SALE OF TRAUMA HEALING CENTERS

On October 16, 2018, the Company completed the sale of all of the issued and outstanding shares of Trauma Healing to Harvest Medicine Inc. ("HMED"), a wholly-owned subsidiary of VIVO Cannabis Inc. ("VIVO"), for an aggregate purchase price of $1.2 million, which was satisfied by the issuance of common shares in the capital of VIVO at a price per share equal to the ten-trading day VWAP immediately prior to the closing of the transaction. The Company made the decision to divest its interest in Trauma Healing in order to focus its efforts on the emerging adult-use recreational cannabis market. The Company did not view Trauma Healing as a part of its core business and does not anticipate that the disposal of its interest in Trauma Healing to have any material impact on the expected financial performance of Organigram going forward.

SUPPLY AGREEMENT FOR HEMP FOR CBD EXTRACTION

On January 18, 2019, the Company entered into an agreement with 1812 Hemp, a New Brunswick based industrial hemp research company to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. 1812 Hemp is focused on further developing a line of Canadian cultivars (specific varieties of plants cultivated to enhance desirable qualities) of high cannabidiol yielding hemp for the Canadian climate.

Pursuant to the supply agreement, the Company will receive a 25% discount on all dried product purchased from 1812 Hemp and will have continued access to future 1812 harvests from December 17, 2018 to December 16, 2023, with the option to extend for an additional five-year period. The Company made a payment of $1.5 million to 1812 Hemp in connection with this supply agreement. Organigram acquired access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018, which it mostly acquired in Q3 Fiscal 2019. 1812 is currently targeting a harvest of 60,000 kg of dried hemp flower for 2019, which will start becoming available to the Company in December 2019.

In addition, pursuant to the supply agreement with 1812 Hemp, Organigram has a right-of-first refusal on future procurement of hemp from 1812 Hemp, which is expected to increase significantly in 2019 and beyond.

On July 26, 2019, the Company entered into an advance payment and support agreement ("Payment Agreement") with 1812 Hemp. Under the terms of the agreement, the Company advanced $3.0 million to 1812 Hemp in the form of a secured loan. These amounts may be applied against future purchases of hemp under the license and supply agreement described above. The aggregate amount of advances outstanding as of January 1, 2020 will accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. The full amount of any outstanding advances are due and payable by 1812 Hemp on the earlier of: i) June 30, 2020; ii) the date on which 1812 Hemp breaches or defaults on any of its agreements; and iii) the date on which the license and supply agreement is terminated in accordance with its terms. Notwithstanding the foregoing, in circumstances of force majeure or in the event that on or before February 28, 2020 1812 Hemp has offered the Company sufficient hemp to retire in full the outstanding balance of advances and the Company's purchases of such hemp are not sufficient to retire in full the outstanding balance of advances, then 1812 Hemp's obligation to repay the outstanding balance of advances shall be suspended until June 30, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	24

At August 31, 2019, $909 was outstanding with respect to this arrangement. Subsequent to year-end, additional advances totaling $2.1 million were made bringing the total outstanding balance to $3.0 million. 1812 Hemp may repay all or a portion of the outstanding balance of advances at any time and from time to time.

USE OF PROCEEDS OF PRIOR FINANCINGS

The following table sets out the Company's previously disclosed expected uses of prior financings as set out in the prospectus filings of prior financings, which include: i) the proceeds of the offering of the December 2017 units; and ii) the proceeds of the offering of the January 2018 Debentures.

	ESTIMATED FUNDS REQUIRED FOR COMPLETION AS AT THE DATE OF THE RELATED PROSPECTUS	FUNDS THE COMPANY EXPECTS TO REQUIRE FOR COMPLETION AS AT THE DATE HEREOF	ACTUAL FUNDS SPENT AS OF THE DATE OF THIS MD&A	EXPECTED TIMEFRAME FOR COMPLETION AS AT THE DATE OF THE RELATED PROSPECTUS	EXPECTED TIMEFRAME FOR COMPLETION AS AT THE DATE HEREOF
Moncton Campus expansion (Phase 4)	$95.0 million	$20.1 million	$117.9 million	December 2019	December 2019[3]
Strategic international opportunities	$5.4 million to $21.6 million[1]	$5.4 million to $21.6 million[1]	$7.6 million[2]	Ongoing	Ongoing
Strategic domestic expansion	Up to $43.1 million	Up to $38.0 million	$5.1 million	Ongoing	Ongoing
Hemp market presence	Up to $10.8 million	Up to $8.4 million	$2.4 million	Ongoing	Ongoing

(1) Comprised of December 2017 and January 2018 financings

(2) Excludes contingent consideration that is to be settled in Common Shares of the Company

(3) As disclosed in the "Moncton Campus Expansion" section of the MD&A, the Company has decided to delay final construction completion of Phase 4C, originally scheduled for completion by the end of calendar 2019. The Company has completed Phase 4A and 4B as of the date of this MD&A.

As set out in the table above, the majority of the Company's existing funds have been allocated for specific purposes, particularly related to the expansion of the Moncton Campus and strategic opportunities (refer to the "Cannabis Cultivation, Processing, Extraction and Packaging" section in this MD&A). At this stage, potential strategic acquisitions are at various stages of progression and the allocation of funds may change depending on the strategic priorities of the Company and management's assessment of the competitive landscape.

FINANCIAL REVIEW AND DISCUSSION OF OPERATIONS

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Company uses certain non-IFRS performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets) MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement at the beginning of this MD&A.

Financial figures relating to prior periods in the eight quarter comparatives table captioned "Summary of Quarterly Results" have been restated due to the reclassification of discontinued operations (see note 25 of the Financial Statements) and the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 26 of the Financial Statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	25

FINANCIAL HIGHLIGHTS

Below is an analysis of the changes from 2017-to-2018 and 2018-to-2019. In depth commentary is provided in the pages to follow in relation to the latter. 2018 financial figures generally increased two-fold from 2017 in line with a growth company in an emerging industry (except for cost of sales which was better controlled as the Company improved its efficiencies in relation to the cultivation practices).

	FISCAL 2019	FISCAL 2018	$ CHANGE	% CHANGE	FISCAL 2017
Financial Results
Gross revenue	$97,547	$12,429	$85,118	685%	$5,389
Net revenue	$80,413	$12,429	$67,984	547%	$5,389
Cost of sales and indirect production	$42,521	$6,814	$35,707	524%	$7,697
Gross margin before fair value adjustments	$37,892	$5,615	$32,277	575%	$(2,308)
Gross margin % before fair value adj.	47%	45%	2%	4%	(43)%
Fair value adjustments to biological assets and changes in inventory sold	$10,577	$46,018	$(35,441)	(77)%	$(1,369)
Gross margin	$48,469	$51,633	$(3,164)	(6)%	$(3,677)
Operating expenses	$42,982	$15,217	$27,765	182%	$7,424
Income (loss) from operations	$5,487	$36,416	$(30,929)	(85)%	$(11,101)
Other expense (income)	$11,362	$8,639	$2,723	32%
Net income (loss) from continuing operations	$(5,875)	$27,777	$(33,652)	(121)%	$(10,813)
Net income (loss) from continuing operations per common share, basic	$(0.067)	$0.184	$(0.251)	(136)%	$(0.111)
Net income (loss) from continuing operations per common share, diluted	$(0.067)	$0.174	$(0.241)	(139)%	$(0.111)

Financial Position
Working capital	$152,417	$191,964	$(39,547)	(21)%	$38,018
Inventory and biological assets	$113,796	$64,827	$48,969	76%	$5,406
Total assets	$428,525	$302,567	$125,958	42%	$92,808
Non-current financial liabilities	$46,067	$98,743	$(52,676)	(53)%	$3,129

Note 1: Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (earnings) from continuing operations before: interest expense, net of investment income; income tax; depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment from investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross-listing; and the fair value adjustment to biological assets and inventory.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	26

NET REVENUE FROM CONTINUING OPERATIONS

The net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis oil but also related accessories and, at times, wholesale sales. For the purpose of reviewing revenue figures, the Company is most interested in recreational and medical sales of dried flower and oil, which have increased as illustrated below.

REVENUE

The Company's revenue from continuing operations includes revenue from dried flower (including pre-rolls and milled flower blends) and cannabis oil for the adult-use recreational and medical marketplaces as well as accessories revenue to medical patients and wholesale revenues. For the three months ended August 31, 2019, the Company recorded net revenues of $16,290 from 2,425 kg of dried flower and 3,131 L of oil sold versus $3,190 for the three months ended August 31, 2018 from the sale of 200 kg of dried flower and 896 L of oil. Net revenues were comprised of sales during the quarter of $19,988, less a provision for product returns and price adjustments of $3,698. The majority of the product returns and price adjustments were due to two slower selling SKUs sold to the Ontario Cannabis Store (OCS), comprised of a bespoke order of lower THC dried flower intended to fulfill a supply gap in the market earlier this year and THC oil that has seen less than anticipated demand in the adult-use recreational market.

For the year ended August 31, 2019 the Company recorded net revenues of $80,413, which were comprised of 12,280 kg of dried flower and 16,504 L of oil sold, versus $12,429 for the year ended August 31, 2018 from the sale of 936 kg of dried flower and 2,635 L of oil. The year-over-year increase in revenue is entirely attributable to the adult-use recreational market being legalized on October 17, 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	27

KILOGRAMS SOLD - DRIED FLOWER

The Company quantifies dried flower sold in the measurement of kilograms (kg). The Company experienced a 1,111% and 1,211% increase in kilograms sold for the three months and year ended August 31, 2019, respectively, compared to the prior year comparative periods. This increase is entirely attributable to the legalization of adult-use cannabis for recreational purposes in October 2018 and the Company's decision to less aggressively pursue new medical clients.

xxx

LITERS SOLD - CANNABIS OIL

The Company quantifies cannabis oil sold in the measurement of liters (L). The Company's cannabis oil for the adult-use recreational market has a lower cannabinoid concentration of 10 mg/mL compared to 20 mg/mL for the medical market and therefore the Company will achieve more revenue per mL on medical oil but more revenue per cannabinoid content on recreational oil. As a result of the legalization of recreational cannabis as well as increased demand for oil from the medical market, the Company increased its sales of cannabis oil volumes by 250% and 526% for the three months and year ended August 31, 2019, respectively, compared to the prior year comparative periods.

Adult-use recreational oil sales were impacted by two opposing factors. THC heavy oil products slowed as the adult-use recreational appetite for that product is less than originally contemplated. However, the overall demand for CBD dominant oil was underserved in the Canadian market and towards the end of Q3 the Company made its first sales to various provinces to take advantage of this opportunity. CBD sales continued to be strong during Q4 Fiscal 2019.

On the medical side the Company continued to grow its oil sales (including CBD) as the product mix in medical marketplace continues to shift from flower to oil.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	28

COST OF SALES AND GROSS MARGIN

The gross margin from continuing operations for the three months ended August 31, 2019 was $(11,059) compared to $32,450 for the prior year comparative period. The decrease in gross margin year-over-year was primarily driven by fair value changes to biological assets and inventory.

For the year ended August 31, 2019, gross margin was $48,469 compared to $51,633 for the year ended August 31, 2018. Fiscal 2019 gross margin was comprised of the significant contribution of revenues generated from the adult-use recreational market and the resulting gross margin before fair value adjustments of $37,982 and to a lesser extent, the fair value gain recorded on biological assets of $10,577. In the prior year however, gross margin was largely driven by the fair value gain on biological assets of $46,018, but a much smaller medical-only revenue base resulting in a gross margin before fair value adjustments of $5,615.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 - Agriculture. The net increase in fair value adjustments on a fiscal year-to-date basis is due to additional production capacity that came online during Fiscal 2019 resulting in an increase in fair value on the growth of biological assets of $75,338, which  was offset by the realization of the fair value increment for inventory sold during the year of $(50,477) and adjustments to the net realizable value of inventory of $(14,284). See "Cannabis Cultivation, Processing, Extraction and Packaging Growing Configuration" of this MD&A for further discussion on production capacity.

Cost of sales and indirect production primarily consists of the following:

•   Costs of sales of cannabis (dried flower, oil, and other wholesale formats such as extract) include the direct costs of materials and labour and depreciation of manufacturing related items such as building, and equipment related to the production of cannabis sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling.

•   Cost of sales also includes the costs related to other products such as vaporizers and cookbooks.

•   Cost of sales also includes shipping expenses to deliver product to the customer. Prior period amounts have been restated to conform to the current period presentation (Note 26 of the Financial Statements).

•   Production costs of late-stage biological assets that are disposed of and inventory that does not pass the Company's quality assurance standards or is obsolete are expensed to indirect production. Indirect production for the three months and year ended August 31, 2019 was $2,671 and $4,733, respectively, compared to $288 and $1,289 for the prior year comparative periods. The increase over the prior year is primarily a result of increased production and post-harvest activities and non-recurring write-downs related to the Company phasing out some of its older packaging materials for newer, more consumer-friendly packaging.

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Notes:

1. The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non-IFRS measures. Readers should refer to the notes of the August 31, 2019 year-end financial statements for the official accounting policies.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	29

2. The majority of stock options expense related to the manufacturing and operations groups and most of the Moncton Campus depreciation is captured as part of cultivation costs, however a certain amount of these costs are also added during the post-harvest and extraction phases.

3.  Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder (FV adjustments) to "Fair value adjustments to biological assets" on statements of income.

4. Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	30

The following tables reconcile the Company's gross margin before fair value adjustments from its Canadian recreational and medical sales with its reported revenue, cost of sales and gross margin (before fair value adjustments):

THREE MONTHS ENDED AUGUST 31, 2019 ($000'S)
	RECREATIONAL	MEDICAL	OTHER (NOTE 1)	TOTAL
Gross revenue	$16,060	$2,622	$553	$19,235
Excise taxes	(2,699)	(246)	-	(2,945)
Net revenues	$13,361	$2,376	$553	$16,290
Cost of sales (Note 2)	10,406	1,440	1,026	12,872
Indirect production (Note 3)	-	-	2,671	2,671
Gross margin before fair value adjustments (Note 4)	$2,955	$936	$(3,144)	$747

UNITS OF:
Dried flower KG & equivalent (Note 7)	2,514	384	-	2,898

Net sales per gram DFE*	$5.31	$6.19		$5.62
Cost of Sales per gram DFE*	4.14	3.75		5.36
Gross Margin per gram DFE*	$1.18	$2.44		$0.26

YEAR ENDED AUGUST 31, 2019 ($000'S)
	RECREATIONAL	MEDICAL	OTHER (NOTE 1)	TOTAL
Gross revenue	$85,038	$11,275	$1,234	$97,547
Excise taxes	(16,178)	(956)	-	(17,134)
Net revenues	$68,860	$10,319	$1,234	$80,413
Cost of sales (Note 2)	31,290	3,395	3,103	37,788
Indirect production (Note 3)	-	-	4,733	4,733
Gross margin before fair value adjustments (Note 4)	$37,570	$6,924	$(6,602)	$37,892

UNITS OF:
Dried flower KG & equivalent (Note 7)	13,089	1,481	-	14,570

Net sales per gram DFE*	$5.26	$6.97		$5.52
Cost of Sales per gram DFE*	2.39	2.29		2.92
Gross Margin per gram DFE*	$2.87	$4.68		$2.60

Note 1:  Other includes: wholesale sales and accessories revenue. Grams of DFE for wholesale sales have not been shown as it mostly consisted of concentrate.

Note 2:  Cost of sales under the 'Other' column includes shipping costs for both recreational and medical markets, which are reclassified for FY'2018 to conform with current year presentation and excludes indirect production costs.

Note 3:  Includes cultivation assets that did not meet quality assurance standards that is expensed immediately during the period and obsolete packaging. FY'2018 amounts include product destroyed related to the voluntary recall.

Note 4:  Adjusted Gross Margin equals gross margin before fair value adjustments on biological assets and inventories as reflected in the consolidated FinancialStatements.

Note 5:  See cautionary statements regarding the use of non-IFRS financial measures at the beginning of this MD&A.

Note 6:  Readers are cautioned with comparing cost of sales on the income statement with "cost of cultivation" expressed earlier in the MD&A. Cost of cultivation excludes packaging costs. Further, even excluding packaging, the cost of cultivation takes time to work through to cost of sales as harvests are "inventoried" and processed first and expensed to cost of sales only when the product is sold.

Note 7: Oil sales are converted at a standard rate of 9mL/g for recreational oil and 4.5mL/g for medical oil.

* DFE means dried flower equivalent, a non-IFRS measure, and is based on the conversion of oil sales to an equivalent measure as described in Note 7 above.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	31

THREE MONTHS ENDED AUGUST 31, 2018 ($000'S)
	RECREATIONAL	MEDICAL	OTHER (NOTE 1)	TOTAL
Gross revenue	$-	$3,053	$137	$3,190
Excise taxes	-	-	-	-
Net revenues	$-	$3,053	$137	$3,190
Cost of sales (Note 2)	-	974	324	1,298
Indirect production (Note 3)	-	-	288	288
Gross margin before fair value adjustments (Note 4)	$-	$2,079	$(475)	$1,604

UNITS OF:
Dried flower KG & equivalent (Note 7)	-	399	-	399

Net sales per gram DFE*	$-	$7.65		$7.99
Cost of Sales per gram DFE*	-	2.44		3.97
Gross Margin per gram DFE*	$-	$5.21	$-	$4.02

YEAR ENDED AUGUST 31, 2018 ($000'S)
	RECREATIONAL	MEDICAL	OTHER (NOTE 1)	TOTAL
Gross revenue	$-	$11,002	$1,427	$12,429
Excise taxes	-	-	-	-
Net revenues	$-	$11,002	$1,427	$12,429
Cost of sales (Note 2)	-	4,135	1,390	5,525
Indirect production (Note 3)	-	-	1,289	1,289
Gross margin before fair value adjustments (Note 4)	$-	$6,867	$(1,252)	$5,615

UNITS OF:
Dried flower KG & equivalent (Note 7)	-	1,424	99	1,523

Net sales per gram DFE*	$-	$7.73		$8.16
Cost of Sales per gram DFE*	-	2.90		4.47
Gross Margin per gram DFE*	$-	$4.82	$-	$3.69

Note 1:  Other includes: credits related to the recall, wholesale sales, and accessories revenue

Note 2:  Cost of sales under the "Other" column includes shipping costs for both recreational and medical markets, which are reclassified for FY'2018 to conform with current year presentation and excludes indirect production costs.

Note 3:   Includes cultivation assets that did not meet quality assurance standards that is expensed immediately during the period and obsolete packaging. FY'2018 amounts include product destroyed related to the voluntary recall.

Note 4:  Adjusted Gross Margin equals gross margin before fair value adjustments on biological assets and inventories as reflected in the consolidated Financial Statements.

Note 5:  See cautionary statements regarding the use of non-IFRS financial measures at the beginning of this MD&A.

Note 6:  Readers are cautioned with comparing cost of sales on the income statement with "cost of cultivation" expressed earlier in the MD&A. Cost of cultivation excludes packaging costs.
 Further, even excluding packaging, the cost of cultivation takes time to work through to cost of sales as harvests are "inventoried" and processed first and expensed to cost of sales only when the product is sold.

Note 7:   Oil sales are converted at a standard rate of 9mL/g for recreational oil and 4.5mL/g for medical oil.

* DFE means dried flower equivalent, a non-IFRS measure, and is based on the conversion of oil sales to an equivalent measure as described in Note 7 above.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	32

ADJUSTED GROSS MARGIN AND ADJUSTED GROSS MARGIN % (EXCLUDES FAIR VALUE ADJUSTMENTS)

The Company calculates adjusted gross margin as net revenue less cost of goods sold and indirect production, divided by net revenue. The fair value adjustment to biological assets and changes in inventory sold is excluded as management believes the exclusion is an alternative representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair value less cost to sell. Prior quarters have been adjusted to only reflect results from continuing operations and the reclassification of shipping expenses. Refer to notes 25 and 26 of the Financial Statements for further information.

The increase in adjusted gross margin up to Q1 Fiscal 2019 is consistent with the Company's low cost of production and ability to sell most of its products at the medium to high end of the product categories. The decline in adjusted gross margin in Q4 Fiscal 2019 is an anomaly resulting from an increase in production costs to meet demand, a temporary decline in production yields during Q3 Fiscal 2019 that resulted in higher cost product being sold through in Q4 Fiscal 2019, year-end inventory adjustments, and write-downs of legacy packaging materials that have been replaced with new, more consumer-friendly packaging. None of these trends are expected to persist into the 2020 fiscal year. On a fiscal year-to-date basis, the Company's adjusted gross margin was $37,892, or 47%.

Adjusted Gross Margin %	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19
(Excluding fair value adj. and recall effects)
Gross margin from continuing operations	1,317	6,155	11,696	32,465	51,746	7,958	(179)	(11,059)
Less: Fair value changes to biological assets and changes in inventory sold	722	4,384	10,066	30,846	42,925	(8,086)	(12,456)	(11,806)
Adjusted gross margin excluding fair value adjustment to biological assets and inventory	595	1,771	1,630	1,619	8,821	16,044	12,277	747
Divided by: net revenue from continuing operations	2,399	3,395	3,422	3,213	12,439	26,934	24,750	16,290
Adjusted gross margin % (excl. fair value adj.)	25%	52%	48%	50%	71%	60%	50%	5%

Because the net revenue and gross margin were impacted by the effect of recall returns in Q2 Fiscal 2018 (+$471) and to a lesser extent in Q3 Fiscal 2018 (+$22), readers may prefer to look at the gross margin (excluding fair value adjustment) and net revenue both excluding the recovery related to the recall credits, which is a non-IFRS measure, as follows:

Adjusted Gross Margin %	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19
(Excluding fair value adj. and recall effects)
Adjusted gross margin excluding fair value adjustment to biological assets and inventory from continuing operations	595	1,771	1,630	1,619	8,821	16,044	12,277	747
Less: effects of recall recovery (returns)	-	471	22	-	-	-	-	-
Adjusted gross margin excluding fair value adjustment to biological assets and inventory	595	1,300	1,608	1,619	8,821	16,044	12,277	747
Net revenue from continuing operations	2,399	3,395	3,422	3,213	12,439	26,934	24,750	16,290
Less: effects of recall recovery (returns)	-	471	22	-	-	-	-	-
Net revenue from continuing operations - adjusted	2,399	2,924	3,400	3,213	12,439	26,934	24,750	16,290
Adjusted gross margin % (excluding fair value adj.) of continuing operations less effects of recall	25%	44%	47%	50%	71%	60%	50%	5%

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	33

GENERAL AND ADMINISTRATIVE

For the three months ended August 31, 2019, the Company incurred general and administrative expenses from continuing operations of $9,171 compared to $1,491 (excluding Trauma Healing of $259) in the prior year comparative period. Included in the current period expense are adjustments of approximately $1,976 for licensing and professional fees that are not expected to recur at the same level. The additional increase from the prior year comparative period is related to an increase in internal resources, office and general expenses, office building depreciation, professional fees in connection with cross-listing to the NASDAQ and other transactions, and public company-related costs as the Company scaled up its operations in connection with the launch of the adult-use recreational market and the upcoming launch of the cannabis derivative markets expected in December 2019.

For the year ended August 31, 2019, the Company incurred general and administrative expenses from continuing operations of $18,593 (excluding Trauma Healing of $75) compared to $5,552 (excluding Trauma Healing of $941) in the prior year comparative period. The increase year-over-year is related to the same factors noted above.

SALES AND MARKETING

Increased sales volumes, the introduction of the adult-use recreational market, and preparation for the upcoming Cannabis 2.0 launch in December 2019 has resulted in increased spending quarter-over-quarter, and year-over-year. These expenses include increased client service and sales staff, educational materials, as well as commissions on sales. For the three months ended August 31, 2019, the Company incurred sales and marketing expenses from continuing operations of $4,712 compared to $2,076 (excluding Trauma Healing of $15) for the three months ended August 31, 2018.

For the year ended August 31, 2019, the Company incurred sales and marketing expenses from continuing operations of $14,625 compared to $5,437 (excluding Trauma Healing of $60) for the prior year comparative period. The increase year-over-year is related to the same factors noted above.

Sales and marketing and general and administrative expenses, excluding non-cash share-based compensation and impairment loss, ("SG&A") were $13,883 for Q4 Fiscal 2019, up from $3,567 in Q4 Fiscal 2018. As a percentage of net revenue however, SG&A expenses decreased to 41% in Fiscal 2019 from 88% in Fiscal 2018 as the Company realized benefits of scale and continued to focus on prudent spending.

SHARE-BASED COMPENSATION

The Company recognized $2,149 and $9,151 in share-based compensation for the three months and year ended August 31, 2019, respectively, compared to $1,172 and $4,228 for the prior year comparative periods. For the three months ended August 31, 2019, 965,000 options were granted to employees of the Company, valued at $4,300, compared to 190,000 options granted in the prior year comparative period, valued at $534. There were no options granted to key management personnel during the three months ended August 31, 2019 and 2018. The increase in share-based compensation expense year-over-year is primarily a result of current year fair value assumptions such as volatility and share price driving a much higher fair value per option granted and generally more options being granted as a result of the Company's increased headcount.

For the year ended August 31, 2019, 3,589,500 options were granted, valued at $13,848, compared to 2,056,648 options granted in the prior year comparative period, valued at $4,124. Included in the year ended August 31, 2019 were 685,000 options granted to key management personnel compared to 1,461,648 options granted for the year ended August 31, 2018.

Included in the three months and year ended August 31, 2019 were nil and 631,949 restricted share units ("RSUs"), respectively, issued to key management personnel and members of the Board of Directors compared to 129,962 RSUs issued for both the three months and year ended August 31, 2018.

Share-based compensation was valued using the Black-Scholes valuation model for stock options and the fair value of the shares on the date of the grant for RSUs and represents a non-cash expense. Additional share-based compensation grants after the period end have been disclosed under the Subsequent Events section of this MD&A.

IMPAIRMENT LOSS

The Company recognized an impairment loss on property, plant and equipment of $613 for the three months and year ended August 31, 2019. The write-down primarily relates to obsolete and damaged growing and production equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	34

FINANCING COSTS AND INVESTMENT INCOME

On January 31, 2018, the Company issued $115 million of convertible debentures paying a 6% coupon interest (the "Debentures"). The Debentures were convertible into Common Shares at a price per Common Share of $5.42 and had a maturity of January 31, 2020. The decrease in financing costs to $786 for the three months ended August 31, 2019 from $4,355 in the prior year comparative period is attributable to the complete conversion of the convertible debentures (described below) in April 2019, a lower average outstanding debt balance, and a lower effective interest rate on the debt outstanding during the period (5.6% versus 18.0%, respectively). The decrease in financing costs to $9,668 for the year ended August 31, 2019 from $10,094 in the prior year comparative period is primarily attributable to the complete conversion of the convertible debentures (described below) in April 2019 and a lower average outstanding debt balance (described in "Balance Sheet, Liquidity and Capital Resources" section of MD&A). Financing costs are comprised of interest expense and the amortization of transaction costs and discount of the long-term debt and the Debentures that were outstanding during the period.

On February 27, 2019, the Company elected to exercise its right under the indenture governing the Debentures to force conversion of all of the principal amount outstanding of the remaining Debentures on April 1, 2019 into Common Shares of the Company, which right was triggered upon the daily VWAP of the Common Shares exceeding $7.05 for any 10 consecutive trading days.

During the three months and year ended August 31, 2019, $nil and $112,982 in face value of Debentures, respectively, were converted into nil and 20,845,372 Common Shares, which was a result of the complete conversion of all the Debentures on April 1, 2019 and the payment of accrued interest (less any required deductions or withholdings) being paid in cash. The Company did not issue fractional Common Shares on the conversion. Instead, the Company, in lieu of delivering a certificate representing such fractional interest, made a cash payment to the holder of an amount equal to the fractional interest in accordance with the indenture. As of April 1, 2019, no further liability or obligation exists with respect to the Debentures.

Investment income of $170 and $662 was earned for the three months and year ended August 31, 2019, respectively, compared to investment income of $496 and $1,455 for the prior year comparative periods. The decrease in investment income was related to interest being earned on a lower average balance of short-term investments ($nil at August 31, 2019 and $75,000 at August 31, 2018), which was further reduced by non-cash fair value losses on the mark-to-market revaluation of marketable securities.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION

During Q1 Fiscal 2019, the Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company's financial statements. During the three months and year ended August 31, 2019, the Company's share of loss from these investments in associates was $339 and $1,261 compared to $nil and $nil in the prior year comparative periods. Since all three of these investments are effectively in the start-up or early phases of their operations, these losses are to be expected.

In connection with Eviana, the Company recorded an impairment loss of $950 during the three months and year-ended ended August 31, 2019 based on its assessment of various indicators of impairment and the recoverable amount as estimated by Management.

In connection with the Alpha-Cannabis Germany investment, the Company had committed to contingent consideration to be paid in the form of Common Shares of the Company upon the achievement of certain milestones by Alpha-Cannabis Germany. This contingent consideration liability is carried at fair value in the Company's statement of financial position. For the three months and year ended August 31, 2019, the Company recorded an unrealized gain of $864 and unrealized loss of $145, respectively, on the revaluation of this liability compared to $nil and $nil in the prior year comparative periods. The gain and loss is primarily attributable to the decrease and increase, respectively, in the market price of the Company's Common Shares.

NET INCOME (LOSS) FROM CONTINUING OPERATIONS

Net loss from continuing operations for the three months ended August 31, 2019 was $22,456 or $(0.144) per Common Share (basic and diluted), compared to net income from continuing operations of $18,199 or $0.146 per Common Share (basic) and $0.119 per Common Share (diluted) for the prior year comparative period. The net loss for the current quarter was a result of lower gross margin before fair value adjustments ($747) due to product return, price adjustment, and inventory provisions that offset the higher net revenues year-over-year, negative fair value changes to biological assets and inventory sold ($11,806), and higher operating expenses ($16,645) as the Company scaled up operations. The net income in the prior year comparative period was entirely driven by positive fair value changes in biological assets and inventory sold of $30,846 as the Company ramped up production in advance of the launch of adult-use recreational cannabis in October 2018.

Net loss from continuing operations for the year ended August 31, 2019 was $9,504 or $(0.067) per Common Share (basic and diluted), compared to net income from continuing operations of $22,124 or $0.184 per Common Share (basic) and $0.174 per Common Share (diluted) for the prior year comparative period. The net loss for the current year resulted from a significant increase in operating expenses ($42,982) as the Company scaled up operations, which offset gross margin primarily generated from the sale of cannabis as a result of the legalization of the adult-use recreational market on October 17, 2018, whereas the net income for the prior year comparative period was primarily generated from fair value gains to biological assets and inventory sold ($46,018) when only the medical-use market existed.

DISCONTINUED OPERATIONS

During the fourth quarter of 2018, management decided to discontinue operations of Trauma Healing. On October 16, 2018, the sale of Trauma Healing was completed to VIVO Cannabis Inc. Revenue and expenses, gains and losses relating to the discontinuation of Trauma Healing have been eliminated from profit or loss from the Company's continuing operations and are shown as a single line item in the statements of income and comprehensive income. The Company made the decision to divest its interest in Trauma Healing in order to focus its efforts on the emerging adult-use recreational cannabis market. The Company did not view Trauma Healing as a part of its core business and does not anticipate that the disposal of its interest in Trauma Healing to have any material impact on the expected financial performance on Organigram going forward.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	35

The net loss from discontinued operations during the three months ended August 31, 2019 was $nil or $nil per share (basic and diluted), compared to a net loss of $182 or $(0.001) per Common Share (basic and diluted) in the prior year comparative period. Net loss from discontinued operations during the year ended August 31, 2019 was $38 or $nil per Common Share (basic and diluted), compared to $1,611 or $(0.013) per Common Share (basic and diluted) for the prior year comparable period. The loss in the prior year is primarily attributable to the impairment of goodwill for $1,228 recorded in Q3 Fiscal 2018.

SUMMARY OF QUARTERLY RESULTS

	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19
Financial Results
Adult-use recreational revenue	-	-	-	-	9,236	24,460	21,802	13,361
Direct to patient medical revenue	2,247	2,703	2,999	3,053	2,793	2,357	2,793	2,376
International, wholesale and other revenue	152	692	436	137	410	117	155	553
Net revenue from continuing operations	2,399	3,395	3,435	3,190	12,439	26,934	24,750	16,290
Net income (loss) from continuing operations	(1,229)	1,190	4,086	18,091	29,517	(6,386)	(10,180)	(22,456)
Net income (loss) from continuing operations per common share, basic	(0.012)	0.010	0.033	0.157	0.231	(0.049)	(0.068)	(0.144)
Net income (loss) from continuing operations per common share, diluted	(0.012)	0.009	0.030	0.152	0.195	(0.049)	(0.068)	(0.144)
Operational Results
Cost of cultivation - cash ($/gram)	2.12	1.24	0.66	0.62	0.56	0.65	0.95	0.66
Cost of cultivation - non-cash ($/gram)	0.53	0.24	0.14	0.21	0.18	0.20	0.34	0.28
Total cost of cultivation ($/gram)	2.65	1.48	0.80	0.83	0.74	0.85	1.29	0.94
Dried flower yield per plant (grams)	39	71	93	127	153	164	110	148
Average plants per room (#)	803	1,046	1,316	1,117	1,033	954	1,034	1,044
Harvest (kg)	520	880	1,208	6,323	8,042	8,315	6,052	7,434
Registered medical patients (#)	10,732	12,957	15,316	15,730	13,505	14,875	17,000	17,200
Employee headcount (#)	115	144	261	356	479	615	622	707

The legalization of adult-use cannabis for recreational purposes in October 2018 resulted in a significant increase in revenue in Q1 Fiscal 2019, which continued through Q3 Fiscal 2019 as the recreational market matures and stabilizes. Prior to this period, the Company was incrementally growing its medical cannabis business, while also preparing for the launch of adult-use cannabis market for recreational purposes. The decrease in revenue in Q4 Fiscal 2019 is due to the lack of a sufficient retail network and slower than expected store openings in Ontario, which was further exacerbated by increased industry supply and a changing market dynamic that resulted in the recognition of a provision for product returns and price adjustments as described previously.

Net income between Q1 Fiscal 2018 through to Q1 Fiscal 2019 increased primarily as a result of the Company's fair value adjustment to biological assets as the Company built-up inventories in advance of the recreational market launch. This was offset by increasing SG&A expenditures during the same timeframe as the Company increased its headcount substantially and invested in sales and marketing, recruitment and retention, and various other administrative expenditures. Management also notes that Q2 Fiscal 2018 includes a recapture of the returns provision for $471, representing the credits that expired under the previously announced recall program. Net income for Q2 and Q3 Fiscal 2019 declined as the Company recorded net negative changes to Company's fair value adjustments to biological assets and inventories sold and as investment in SG&A increased. Q4 Fiscal 2019 net income declined further as a result of lower net revenue as described above, higher cost of goods sold and indirect production expenses, and certain true-up adjustments relating to general and administrative expenses. Excluding the aforementioned trends, no seasonality has been historically noted and the Company does not currently anticipate any such trends going forward, other than the market development trends noted previously.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	36

Adjusted EBITDA

This is a non-IFRS measure and the Company calculates adjusted EBITDA from continuing operations as net income (earnings) before: interest expense, net of investment income; income tax; depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross-listing; and the fair value adjustment to biological assets and inventory. Management believes the exclusion of the fair value adjustment is an alternative representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on the valuation of biological assets and inventory using a fair value less cost to sell model. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss) from continuing operations.

Management changed the calculation of adjusted EBITDA during Q2 Fiscal 2019 and has conformed prior quarters accordingly to include an add-back for share-based compensation, share of loss from investments in associates, expenditures incurred in connection with the NASDAQ cross-listing, and unrealized loss on changes in fair value of contingent consideration. Prior quarters have also been adjusted to reflect results from continuing operations. Please refer to note 26 in the Financial Statements.

Adjusted EBITDA has been increasing since Q4 Fiscal 2018 through to Q2 Fiscal 2019 as the adult-use recreational market was legalized in October 2018 but experienced a decrease during Q3 and Q4 Fiscal 2019 due to lower gross margins on increased production costs, inventory write-downs, and sales provisions as well as higher SG&A expenditures. On a fiscal year-to-date basis, the Company's adjusted EBITDA was $19,900, or 25%.

	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19
Adjusted EBITDA
Net income (loss) from continuing operations	$ (1,229)	$ 1,191	$ 4,070	$ 18,091	$ 29,517	$ (6,386)	$ (10,180)	$ (22,456)
Add:
Interest expense (investment income) from continuing operations	(44)	1,143	3,679	3,861	3,944	4,085	362	616
Income tax expense (recovery)	-	-	-	5,653	12,785	(620)	(2,248)	(6,289)
Depreciation, amortization, impairment, and gain (loss) on disposal of PP&E from continuing operations (per statement of cash flows)	485	603	923	1,556	1,671	1,802	2,220	3,955
Less/(Add): fair value adjustment to biological assets and net realizable value adjustment to inventory	722	4,384	10,066	30,846	42,925	(8,086)	(12,456)	(11,806)
Adjusted EBITDA as Previously Reported	$ (1,510)	$ (1,447)	$ (1,394)	$ (1,685)	$ 4,992	$ 6,967	$ 2,610	$(12,368)
Add:
Share-based compensation (per statement of cash flows)	746	1,153	1,157	1,977	1,847	5,136	3,875	4,036
Share of loss and impairment loss from investments in associates	-	-	-	-	-	507	415	1,289
Unrealized loss on changes in fair value of contingent consideration	-	-	-	-	-	646	363	(864)
Nasdaq cross-listing expenditures	-	-	-	-	-	-	449	-
Adjusted EBITDA Revised	$ (764)	$ (294)	$ (237)	$ 292	$ 6,839	$ 13,256	$ 7,712	$ (7,907)
Divided by: net revenue from continuing operations	2,399	3,395	3,422	3,213	12,439	26,934	24,750	16,290
Adjusted EBITDA margin %	-32%	-9%	-7%	9%	55%	49%	31%	-49%

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	37

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end Fiscal 2019 and 2018:

	AUGUST 31, 2019	AUGUST 31, 2018	% CHANGE
Cash & short-term investments	$ 47,935	$ 130,064	(63)%
Inventories	$ 93,144	$ 44,969	107%
Working capital	$ 152,417	$ 191,964	(21)%
Total assets	$ 428,525	$ 302,567	42%
Total current and long-term debt	$ 49,576	$ 99,164	(50)%
Total shareholders' equity	$ 327,006	$ 184,594	77%

On August 31, 2019, the Company had a cash and short-term investments balance of $47,935 compared to $130,064 at August 31, 2018, which is primarily a result of the purchase of PP&E as part of the Company's Moncton Campus expansion, which is reflected in the overall increase in total assets, and the scaling up of the business.

Inventories continued to grow as cultivation outpaced packaging and extraction. The Company is confident that the rate of inventory builds will slow as new retail outlets and new product lines come online towards the end of calendar 2019 and into calendar 2020, driving sales.

Working capital overall is strong and the Company believes, in the event that if it were not in a position to finance its capital expenditure plan through operating cash flows or the $140 million credit facility it recently amended with BMO, that it could, if necessary, obtain liquidity through the capital markets as the Company's common shares are actively traded on two senior exchanges and there is good analyst coverage amongst sell-side brokerages. On November 4, 2019, the Company filed a preliminary base-shelf prospectus for an amount up to $175 million through the issuance of common shares, preferred shares, debt securities, subscription receipts, warrants or units. In order to take advantage of raising funds by way of the base-shelf prospectus, the Company would be required to file a final base-shelf prospectus and one or more prospectus supplements. The purpose of filing the base-shelf prospectus is to shorten the timeline to raise funds for growth opportunities and working capital.

BIOLOGICAL ASSETS AND INVENTORIES

Notwithstanding management's preference to exclude IFRS fair value adjustments from a performance measurement perspective; from a balance sheet perspective, management believes that the carrying values of biological assets and inventories are indications of the Company's ability to continue to service its sales channels and customer demand.

Components of Inventories (Including Biological Assets)

The following chart summarizes the biological assets and inventories that the Company has at Q4 Fiscal 2019 quarter-end (with comparisons to the previous three quarters). As the valuation of these biological assets and inventories are highly dependent upon numerous assumptions, they are not necessarily reflective of actual quantities ultimately available for sale (which are detailed in the financial statements of the Company for each of the dates denoted) nor ultimate realizable value. The Company expects biological assets and plants drying to both increase by the next quarter as production from the additional 30 grow rooms from Phase 4A and additional 17 grow rooms from Phase 4B are reflected. In addition, the continued conversion of extraction material to concentrate extract will occur as the Company continues to prepare for "Rec 2.0" and its delivery of vaporizable products and various edible products.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	38

Notes: Extraction material includes dried hemp and concentrate extract includes hemp extract both originally sourced from 1812 Hemp (as defined below).

Biological assets increased from $19,858 as at fiscal year-ended August 31, 2018 to $20,652 at the end of Fiscal 2019. While the number of plants in production increased from 74,271 at August 31, 2018 to 132,951 at August 31, 2019, the net realizable value estimate of the dried flower or cannabinoid content per plant has decreased primarily due to an increase in the estimate of packaging costs. The carrying value of biological assets is dependent on many factors including but not limited to: (i) estimated yields per plant; (ii) stage of production of the plant; (iii) strains mix; (iv) ultimate selling form and price thereof (flower, pre-roll, oil, derivative etc.); and (v) the estimated costs of packaging and shipping. The carrying value of plants drying decreased for the same reasons as stated for biological assets (lower net realizable value as a result of higher packaging costs).

Dried flower (including pre-rolls) consists of "available for packaging" and "packaged" inventories. Volumes available increased from 5,103 kg as at fiscal year-ended August 31, 2018 to 7,063 kg as at Q4 Fiscal 2019 as the Company builds inventory to meet future sales demand - in particular large markets such as Ontario and Quebec which are currently underserved from a physical retail store presence. Specifically, the Company allocated inventory to meet demand for the Quebec market for sales which began in Q4 Fiscal 2019 and also has expanded the variety of strains offered coast to coast which requires a "build" to support reorders from existing purchasers.

The Company continues to hold significant material available for extraction (approximately 4,939 kg as at Q4 Fiscal 2019 compared to 1,918 kg as at fiscal year ended August 31, 2018) for conversion to high cannabinoid concentrate (~70% tetrahydrocannabinol ("THC") or CBD that can then be used for either oil formulation, vaporizable products, edibles, beverages or other products as they become permitted under the Cannabis Act later this calendar year. During the quarter, the Company converted a significant portion of the material that was present at the end of Q2 Fiscal 2019 to high cannabinoid concentrate extract through Valens, its toll extraction partner. Part of the conversion process related to converting THC dominant strains grown at the Moncton Campus, which increased from 40 kg of concentrate as at fiscal year-ended August 31, 2018 to 790 kg as at the end of Q4 Fiscal 2019. The Company will begin to systematically utilize the concentrate as it begins to fulfill product delivery for its vape pen and chocolate launches in December 2019 and January 2020 respectively.

The Company believes these derivative products will represent approximately 50% of the legal product forms in demand by early calendar 2020 and continues to strategically build up extraction material and concentrate. Currently, the Company's in-house extraction equipment is insufficient to handle all the extractable product available, which consists of trim and some flower. The Company is expanding its extraction capabilities as part of its Phase 5 expansion but also plans to utilize its third-party extraction arrangement with Valens as needed.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	39

The following highlights the Company's cash flows during the year ended August 31, 2019 and 2018:

	AUGUST 31, 2019	AUGUST 31, 2018
Cash Provided (Used)
Operating activities	$ (35,081)	$ (12,704)
Financing activities	74,328	163,910
Investing activities	(46,782)	(97,997)
Cash (used) provided	$ (7,535)	$ 53,209
Effects of foreign exchange on cash	26	-
Cash position
Beginning of period	$ 55,064	1,957
Cash included in disposal group (Note 25)	-	(102)
End of period	$ 47,555	$ 55,064
Short-term investments	380	75,000
Cash and short-term investments	$ 47,935	$ 130,064

The cash used by operating activities was $35,081, which was primarily driven by the scaling up of operations and investment in working capital as the Company focused its operations on the adult-use recreational cannabis market during the year ended August 31, 2019. The Company has accumulated significant inventory, which it expects to sell in the upcoming quarters as the retail roll-out across Canada continues to build and the Company launches its Rec 2.0 product line. This compares to cash used of $12,704 for the prior year comparative period when the business was mostly focused on the significantly smaller medical use market and only started to invest in the forthcoming adult-use recreational launch.

The cash provided by financing activities was $74,328, driven by long-term debt issued for net proceeds of $58,851 and stock options and warrants exercised for $35,146. This was offset by repayment of long-term debt of $12,674 and cash interest paid of $6,995. In comparison, in the prior year comparative period, cash provided by financing activities was $163,910, which was primarily driven by the issuance of shares in December 2017 ($53,822 net of fees) and the issuance of the Debentures in February 2018 ($107,845 net of fees). The Debentures were fully settled on April 1, 2019 as a result of the Company's ability to force conversion of the Debentures as described previously. No further liability or obligation remains with respect to the Debentures. It should be noted that the conversion of the Debentures represents a non-cash financing activity as it neither provides nor uses cash and is therefore excluded from statement of cash flows.

On May 31, 2019, the Company closed a credit facility with Bank of Montreal ("BMO") as lead arranger and agent as well as a syndicate including three other lenders. The facility consists of a $115 million term loan ("Term Loan") and a $25 million revolving credit facility ("Revolver", or together, the "Facilities"), both of which mature on May 31, 2022. Included in the facility is an uncommitted option to increase the Facilities by an incremental $35 million to a total of $175 million, subject to agreement by BMO and the syndicate of lenders and satisfaction of certain legal and business conditions.

The Facilities are secured by assets of Organigram and its subsidiaries. The proceeds of the term loan will be used to fund the Phase 4 and 5 expansions of the Moncton campus and were also used to refinance the Company's long-term debt with Farm Credit Canada. The revolving credit facility may be used for general corporate and working capital purposes.

Pursuant to the agreed upon conditions of the Facilities, Organigram has initially drawn $50 million of the Term Loan on closing and can continue to draw down additional funds as required up to the $115 million Term Loan commitment through to November 30, 2019 (refer to Subsequent Events for amendment made after year-end). Principal repayments on the Term Loan will commence on February 28, 2020 (refer to Subsequent Events for amendment made after year-end) at a rate of 2.5% per quarter of the total Term Loan balance. The Company may, at its discretion, repay the balance of the Facilities without penalty, at any time.

Under the terms of the Credit Facility, the Company can elect, at its sole discretion, to receive advances under the Term Loan through certain availment options, which includes prime rate loans and bankers' acceptances with maturity dates between 28 and 182 days. Organigram, therefore, has the choice to continuously roll over the bankers' acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before May 31, 2022. The interest rate of the Facilities is a set margin over the above noted availment options, which may increase or decrease based on a pricing grid linked to the Company's debt to EBITDA coverage at each quarter-end.

During the year ended August 31, 2019, Organigram converted its outstanding principal amount under the Term Loan to bankers' acceptances, which reduced the cash interest rate from 5.70% (effective interest rate of 6.39%) as at May 31, 2019 to 4.46% (effective interest rate of 5.18%) as at August 31, 2019. In accordance with IFRS 9, the loan conversion was determined to not be a modification of the loan terms. During the year ended August 31, 2019, the Company rolled over the facility on a monthly basis through bankers' acceptances with an average cash interest rate of 4.80%. The Revolver remained undrawn at August 31, 2019.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	40

The Company's outstanding share purchase warrants expired during the quarter in accordance with their terms on June 18, 2019. All the outstanding warrants at June 18, 2019 that were not exercised into common shares expired on June 18, 2019. 347,432 warrants remained unexercised and expired as a result.

The cash used by investing activities was $46,782, primarily driven by investments in associates for $12,758 and the purchase of property, plant and equipment for $108,764, which were offset by proceeds from short-term investments of $75,000. This compares to cash used by investing activities of $97,997 in the prior year primarily due to the net purchase of short-term investments $43,000 and the purchase of property, plant and equipment for $56,435.

OFF BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the three months and year ended August 31, 2019.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and the Board of Directors.

For the three months and years ended August 31, 2019 and 2018, the Company's expenses included the following management and board compensation:

	THREE MONTHS ENDED AUGUST 31,		YEAR ENDED AUGUST 31,
	2019	2018	2019	2018
Salaries and consulting fees	$ 1,091	$ 850	$ 2,521	$ 2,094
Share-based compensation	787	1,078	5,155	3,939
Total key management compensation	$ 1,878	$ 1,928	$ 7,676	$ 6,033

During the three months and year ended August 31, 2019, nil and 685,000 stock options (August 31, 2018 - nil and 1,461,648), respectively, were granted to key management personnel at an average exercise price of $nil and $4.75 (August 31, 2018 - $nil and $3.63) and aggregate fair value of $nil and $1,736 (August 31, 2018 - $nil and $2,417). In addition, during the three months and year ended August 31, 2019, nil and 631,949 RSU's (August 31, 2018 - 129,962 and 129,962), were granted to key management personnel with an aggregate fair value of $nil and $3,002 (August 31, 2018 - $856 and $856), respectively.

During the three months and year ended August 31, 2019, 37,500 and 37,500 share purchase warrants (August 31, 2018 - nil and nil) were exercised by key management personnel and directors at an exercise price of $4.00 per share.

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES

For the year ended August 31, 2019, the Company received interest income of $374 (August 31, 2018 - $nil) on its convertible debenture investment in Eviana, which has been recorded as distributions under the equity accounting method. The Company had no other transactions nor any balances outstanding with its associates.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	41

SUBSEQUENT EVENTS

The following represents events subsequent to August 31, 2019:

(i) Issuance of stock options

On September 30, 2019, the Company issued 220,000 employee options to purchase 220,000 common shares of the Company, to employees of OGI, at an exercise price of $5.05 per share. The options vest over a two-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual's employment. The fair value is estimated at $549.

On October 7, 2019, the Company issued 220,956 RSUs and 144,773 PSUs of the Company, to certain employees and directors of the Company. The RSUs vest evenly over a three-year period with the first tranche vesting on August 31, 2020 with a fair value estimated at $937. The PSUs vest based on the achievement of performance metrics designed for each respective unit holder for the fiscal year ended August 31, 2020 with a fair value estimated at $305.

On October 24, 2019, the Company issued 200,000 employee options to purchase 200,000 common shares of the Company, to employees of OGI, at an exercise price of $4.71 per share. The options vest over a two-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual's employment. The fair value is estimated at $532.

(ii) 1812 Hemp loan advance

During September 2019, the Company advanced an additional $2.1 million to 1812 Hemp in connection with the advance payment agreement described in Note 6 of the Financial Statements for the year ended August 31, 2019.

(iii) BMO Credit Facility

During October 2019, the Company drew $15 million against its BMO Term Loan credit facility, bringing the total balance outstanding on the Term Loan to $65 million.

On November 15, 2019, the Company amended its credit facility with BMO to: i) extend the final draw deadline of the Term Loan from November 30, 2019 to March 31, 2020; ii) postpone the commencement of principal repayments on the Term Loan to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020, which will also provide the Company with greater flexibility around the timing and quantum of incremental draws. The financial covenants will revert back to the original structure on August 31, 2020. The interest rate margin will be fixed during this period. The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the amendment.

FAIR VALUE MEASUREMENTS

(i) Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company's financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $50,412.

The fair value of the contingent share consideration is based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At August 31, 2019, the probability of achieving the milestones was estimated to be 100% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent share consideration would decrease by approximately $160. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $46.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	42

(ii) Biological Assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see above), are used in determining the fair value of biological assets:

•  Average selling price per gram - calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing.

•  Yield by plant - represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

•  Wastage of plants based on their various stages of growth - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

•  Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of August 31, 2019, it is expected that the Company's biological assets will yield 16,595 kilograms (August 31, 2018 - 11,036 kilograms) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	AUG. 31, 2019	AUG. 31, 2018	SENSITIVITY	AUG. 31, 2019	AUG. 31, 2018
Average net selling price per gram	$ 5.65	$ 5.65	Increase or decrease by $1.00 per gram	$ 4,814	$ 4,275
Average yield per plant	151 grams	149 grams	Increase or decrease by 10 grams	$ 1,367	$ 1,292

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	43

OUTSTANDING SHARE DATA

(i) Outstanding Shares, Warrants and Options and Other Securities

The following table sets out the number of Common Shares, options, and restricted share units outstanding of the Company as at August 31, 2019 and November 23, 2019:

	AUGUST 31, 2019	NOVEMBER 23, 2019
Common shares issued and outstanding	156,196,347	156,243,447
Options	8,833,194	9,091,094
Restricted share units	842,362	1,060,732
Performance share units	-	142,187
Total fully diluted shares	165,871,903	166,537,460

(ii) Share-based Compensation

Stock Options

Under the Company's stock option plan, options may be granted for up to 10% of the issued and outstanding common shares together with any other equity compensation plan of the Company, as approved by the Company's Board of Directors. The exercise price of any option is determined based on market price calculated in accordance with TSX rules at the time of grant.

The maximum exercise period after the grant of an option is 10 years. When an employee's service ends, the expiry date of their options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement.

The Company also issues stock options to third parties in exchange for services.

The change in the options outstanding during the period is as follows:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2017	6,352,049	$1.48
Granted	2,056,648	$3.90
Exercised	(504,801)	$1.43
Cancelled / Forfeited	(194,150)	$2.43
Balance - August 31, 2018	7,709,746	$2.10
Granted	3,589,500	$7.59
Exercised	(2,167,864)	$1.92
Cancelled / Forfeited	(298,188)	$6.41
Balance - August 31, 2019	8,833,194	$4.23

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	44

The following is a summary of the outstanding stock options as at August 31, 2019:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Quantity Outstanding at August 31, 2019	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Quantity Exercisable at August 31, 2019
1,814,449	6.02	$0.30-$1.48	1,365,465
2,003,333	7.42	$1.49-$2.38	1,563,999
1,462,344	8.20	$2.39-$4.65	756,218
1,705,568	9.13	$4.66-$7.67	626,151
1,847,500	9.70	$7.68-$11.27	594,350
8,833,194	8.07		4,906,183

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 8.07 years. Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, for the three months and year ended August 31, 2019 was $3,984 and $14,894 (August 31, 2018 - $1,977 and $5,033) of which $3,147 and $10,036 (August 31, 2018 - $1,820 and $4,649), respectively, related to the Company's stock option plan. The fair value of options granted during the three months and year ended August 31, 2019 was $4,300 and $13,847 (August 31, 2018 - $534 and $4,124). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which typically range from two to three-year terms with options vesting in annual tranches evenly over this time period.. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

The following is the range of assumptions for the year ended August 31, 2019 and 2018:

	AUGUST 31, 2019	AUGUST 31, 2018
Risk free interest rate	1.20% - 2.42%	1.59% - 2.26%
Expected life of options	5.0 - 6.5 years	5.0 - 6.5 years
Expected annualized volatility	64% - 71%	62% - 69%
Expected dividend yield	-	-
Forfeiture Rate	7.3% - 8.0%	8.1% - 15.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

EQUITY INCENTIVE PLAN

Under the Company's Equity Incentive Plan (the "Equity Plan"), 2,500,000 restricted share units ("RSUs") or performance share units ("PSUs") may be granted for up to 10% of the issued and outstanding Common Shares including options issued under the stock option plan noted above, as approved by the Company's Board of Directors. To date, the Company has only granted RSUs under the Equity Plan. The grant price of any RSU or PSU is determined based on market price calculated in accordance with TSX rules at the time of grant.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	45

The following table summarizes the movements in the Company's outstanding RSUs:

NUMBER
Balance - August 31, 2018	145,200
Granted	878,449
Excercised	(179,138)
Balance - May 31, 2019	844,511
Granted	1,186
Exercised	(3,335)
Balance - August 31, 2019	842,362

The estimated fair value of the equity settled RSUs granted during the three months ended August 31, 2019 was $10, which was based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-third over the next three years. The estimated fair of the equity settled RSUs granted during the year ended August 31, 2019 was $4,543 (August 31, 2018 - $953), which was almost entirely comprised of RSUs based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-half upfront with the balance recognized over two years. For the three months and year ended August 31, 2019, $481 and $3,475 (August 31, 2018 - $48 and $48), respectively, has been recognized as share-based compensation expense.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Financial Statements were prepared in accordance with IFRS as issued by the IASB with the accounting policies as described in the notes to the Financial Statements. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the financial statements.

1) Biological assets and inventory

Determination of the fair value of biological assets requires the Company to make a number of estimates, including estimating harvesting costs, selling costs, sales prices, wastage, oil conversion factor, expected yields, and post-harvest costs of the cannabis plant. In determining final inventory values, the Company estimates spoiled or expired inventory in determining net realizable value. Refer to Notes 8 and 9 of the Financial Statements for further information.

2) Estimated useful lives of property, plant and equipment

Amortization of property, plant and equipment requires estimates of useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

3) Share-based payments

In determining the fair value of options and related expense, the Company makes such estimates as the expected life of the option, the volatility of the Company's share price, the risk-free interest rate, and the rate of forfeitures.

4) Warrants

In determining the value of warrants, the Company estimates the expected life of the warrant, the volatility of the Company's share price and the risk-free interest rate.

5) Compound Financial Instruments

In calculating the fair value allocation between the liability component and the equity component of the Company's unsecured convertible debentures (compound instruments), the Company was required to make estimates and use judgment in determining an appropriate discount rate on the debentures to arrive at a fair value. The identification of convertible debentures' components is based on interpretation of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of interest on the liability component. The determination of fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments. Refer to Note 11 for further information.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	46

6) Goodwill

Goodwill impairment testing requires management to make estimates in the impairment testing model. On a quarterly basis, the Company tests whether goodwill is impaired, based on an estimate of its recoverable amount.

7) Assets held for sale

Assets held for disposal and disposal groups are measured at the lower of their carrying amount and their fair value less costs to sell. The determination of the fair value less costs to sell includes the use of management estimates and assumptions that tend to be uncertain.

8) Adult-use recreational cannabis revenue - provision for returns and price adjustments

Government customers typically have a right of product return, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

9) Investments in associates

Management has applied significant judgment in the determination of whether the Company exerts significant influence with respect to its investments, which then allow the Company to account for its investments under the equity accounting method. Further, management has applied significant judgement and made use of management estimates and assumptions in determination and quantification of any impairment losses that may need to be recorded against its investments in associates.

New standards and interpretations adopted:

IFRS 2 - Share-based Payments

The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018. This was effective for the Company beginning September 1, 2018.

The adoption of the new standard did not have a material impact on its consolidated financial statements.

IFRS 9 - Financial Instruments

A finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition.

Classification and measurement

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss ("FVTPL"), transaction costs.

Financial assets are subsequently measured at:

i)  FVTPL;

ii)  amortized cost;

iii)  debt measured at fair value through other comprehensive income ("FVOCI");

iv)  equity investments designated at FVOCI; or

v)  financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent "solely payment of principal and interest" (the "SPPI test") as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company's business models for managing the financial assets was made as of the date of initial application of September 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9 are initially measured at fair value and subsequently measured at amortized cost.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company's financial assets and financial liabilities:

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	47

	IAS 39 CLASSIFICATION	IFRS 9 CLASSIFICATION

Cash and cash equivalents	Loans and receivables	Amortized cost

Short-term investments excluding marketable securities	Held to maturity	Amortized cost

Accounts receivable	Loans and receivables	Amortized cost

Loan receivable	N/A	Amortized cost

Marketable securities	N/A	FVTPL

Accounts payable and accrued liabilities	Other liabilities	Amortized cost

Long-term debt	Other liabilities	Amortized cost

Unsecured convertible debentures	Other liabilities	Amortized cost

The adoption of IFRS 9 did not have an impact on the Company's measurement of financial assets and liabilities.

Impairment

Under IFRS 9, the Company is required to apply an expected credit loss ("ECL") model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the ECL model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at September 1, 2018.

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customer ("IFRS 15"), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments.

The Company has applied IFRS 15 retrospectively but determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The pattern and timing of revenue recognition under the new standard is consistent with prior year practice. The Company's accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1. Identifying the contract with a customer

2. Identifying the performance obligations

3. Determining the transaction price

4. Allocating the transaction price to the performance obligations

5. Recognizing revenue when/as performance obligation(s) are satisfied

Revenue from the direct sale of cannabis and cannabis oil for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of delivery for medical cannabis and recreational cannabis.

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company's premises and may or may not be directly related to the value of revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost to the Company.

New or amended standards issued but not yet effective

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 - Leases ("IFRS 16"), which establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16, which replaces IAS 17 Leases, brings most leases onto the statement of financial position for lessees eliminating the distinction between operating and finance leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease or an entity's incremental borrowing rate if the implicit rate cannot be readily determined.

MANAGEMENT'S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST, 31 2019 AND 2018	48

A lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. Lessees are permitted to make an election for leases with a term of 12 months or less, or where the underlying asset is of low value and not recognize lease assets and lease liabilities. The expense associated with these leases can be recognized on a straight-line basis over the lease term or on another systematic basis.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. This will be effective for the Company beginning September 1, 2019. The Company reviewed its current and past leases. Reclassification of leases for office space, manufacturing equipment, and certain computer hardware will result in the establishment of additional right-of-use assets and lease liabilities on the statement of financial position, as well as changes in the timing and presentation of lease-related expenses on the statement of income. The Company is finalizing its evaluation of the effect of this standard on the consolidated financial statements but expects there will be no material impact.

CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick as a result of failed business negotiations. The plaintiffs allege breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company has also launched counter-suits against the plaintiffs on similar grounds, including on the basis that the plaintiffs have breached a covenant of non-competition. The Company believes the plaintiffs' claims to be a nuisance suit. No amount has been accrued in relation to the consolidated financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to certify and represent a class of potential plaintiffs who purchased and consumed medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act (Canada), the Consumer Protection Act (Nova Scotia), and the Sale of Goods Act (Nova Scotia),and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019. The decision from the appeal hearing is pending.

The Company has insurance which may cover all or a portion of the fees or damages associated with this action. Each of the Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the establishment and maintenance of Disclosure Controls and Procedures ("DCP") and Internal Control Over Financial Reporting ("ICFR") is the responsibility of management.

The Company ceased to be a venture issuer (as defined by National Instrument 51-102 - Continuous Disclosure Obligations) on May 21, 2019, as a result of listing its common shares on the NASDAQ. Venture issuers are not required to provide representations in their annual and interim filings relating to the establishment and maintenance of DCP and ICFR. In anticipation of ceasing to be a venture issuer, the Company retained a third-party consultant to assist in developing and implementing NI 52-109 compliant DCP and ICFR that were incorporated prior to the end of the Company's first full quarter as a non venture issuer, being August 31, 2019.

The DCP and ICFR have been designed by management based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013) (the "COSO 2013 Framework") to provide reasonable assurance that the Company's financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company's objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of our disclosure controls was done under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our internal control over financial reporting ("ICFR") described below, our disclosure controls were not effective as at August 31, 2019.

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INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company's internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company's management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company's ICFR as of August 31, 2019, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that material weaknesses existed as of August 31, 2019, as described below.

Material Changes to the Control Environment

There have been no changes to the Company's ICFR during the three months ended August 31, 2019 that have materially affected, or are likely to materially affect, the Company's ICFR.

Identified Material Weaknesses and Remediation Plan

A material weakness in ICFR is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of a Company's annual or interim financial statements will not be prevented or detected on a timely basis by the Company's internal controls.

The Company retained a third -party service provider to assist it in performing a detailed risk assessment to identify key account and business processes and related controls, which was informed by process flow mapping with key control owners. As of the fiscal year ended August 31, 2019, management has identified the following material weaknesses in the Company's ICFR and implemented the associated remediation activity as outlined below.

Previously Identified Material Weakness Not Fully Remediated - Complex Spreadsheet Controls

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets related to the Company's biological asset model. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company's controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, updating of assumptions and evidence of sufficient levels of review of completed spreadsheets.

Remediation Plan and Activities

Management has taken steps since this material weakness was first identified for the fiscal year ended August 31, 2018, to improve its process including establishing checklists to be completed quarterly with multiple levels of review. Processes have continued to improve during the quarter but continue to require further refinements. Senior management has discussed this material weakness with the Audit Committee and the Board of Directors continues to review progress on these remediation activities on a regular and ongoing basis. The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of internal controls over financial reporting. The Company is also currently performing scoping exercises and planning for an Enterprise Resource Planning (“ERP”) implementation which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods once fully scoped and operational.

Newly Identified Material Weakness - General Information Technology Controls (GITC)

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

Remediation Plan

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related ICFR. The Company intends to perform a logical access review to enhance segregation of duties on certain in-scope applications within the next fiscal year.

Property, plant and equipment

The Company did not maintain effective controls over the acquisition and disposal of capital assets, including the review of source documentation, authorization for disposal and processing of the related financial transaction(s).

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Remediation Plan

To further strengthen controls surrounding property, plant and equipment, management has initiated subsequent to year end or intends to initiate in fiscal 2020 the following procedures:

  Implement a formalized capitalization policy and provide additional training and guidance to internal teams regarding the communicated processes;
  Enhancements to the quarterly capital budget analysis prepared on major projects; and
  Review the asset register and perform a physical inventory count of all the Company's assets.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management, including the CEO and CFO does not expect that disclosure controls and procedures or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

RISK FACTORS

The Company's business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under "Risk Factors" in the AIF. For additional risk factors, readers are directed to the Company's most recent AIF available under the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), and outstanding trade and loan receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk approximates the $65,505 (August 31, 2018 - $133,800) of cash, short term investments, accounts receivable, and loans receivable on the balance sheet.

As of August 31, 2019 and 2018, the Company's aging of trade receivables was approximately as follows:

	AUGUST 31, 2019	AUGUST 31, 2018
0-60 days	$ 11,578	$ 353
61-120 days	322	488
	11,900	841
Less: allowance for doubtful accounts	(268)	(48)
	$ 11,632	$ 793

(ii) Liquidity Risk

The Company's liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2019, the Company had $47,555 (August 31, 2018 - $55,064) of cash and working capital of $152,417 (August 31, 2018 - $191,964). Further, the Company has access to additional capital by way of its committed debt Facilities as noted in the "Balance Sheet, Liquidity and Capital Resources" section of this MD&A.

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The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at August 31, 2019:

	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	LESS THAN ONE YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Accounts payable and accrued liabilities	$ 40,355	$ 40,355	$ 40,355	$ -	$ -	$ -
Long-term debt	49,576	50,412	3,830	46,410	127	45
Interest payments	-	6,696	2,232	4,464	-	-
Operating lease obligations	-	3,074	1,180	993	901	-
	$ 89,931	$ 100,537	$ 47,597	$ 51,867	$ 1,028	$ 45

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities. Interest payments for the BMO Term Loan are based on the cash interest rate in effect at August 31, 2019, which is subject to change as described in Note 11.

In connection with the Company's Phase 4 and Phase 5 expansion plans, as described in the Cannabis Cultivation, Processing, Extraction and Packaging section of this MD&A, the Company is contractually committed to approximately $20,000 of capital expenditures. An incremental $52,800 of uncommitted capital expenditures are estimated to be required to meet the Company's planned growth and activities, most of which pertains to the Phase 4 and Phase 5 expansion plans. In addition to the cash and short-term investments on hand as of August 31, 2019, the Company intends to draw an additional $65,000 from its Term Loan facility with BMO and has available an amount of up to $25,000 from its Revolver.

(iii) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of:

•  Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at August 31, 2019 pursuant to the variable rate loans described in Note 11 of the Company’s consolidated Financial Statements. A 1% change in benchmark interest rates will increase or decrease the Company's interest expense by $500 (August 31, 2019 - $29) per year.

(iv) Concentration risk

The Company's accounts receivable is primarily due from provincial government agencies (2 of which, individually, represented more than 10% of the Company's revenues), corporations, and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(v) Negative Cash Flow

The Company has not generated positive cash flows from operating activities. As a result of the Company's negative cash flow from operating activities, the Company continues to rely on the issuance of securities or other sources of financing to generate the funds required to fund its business. The Company may continue to have negative operating cash flow for the foreseeable future. The Company expects to continue to increase operating expenses as it implements initiatives to grow its business. If the Company's revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders' investments and the likelihood of success must be considered in light of the early stage of operations.

(vi Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

(vii) NASDAQ Listing

The Company is eligible to be treated as an "emerging growth company" as defined in the Jumpstart Our Business Startups (JOBS) Act. The Company cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its securities less attractive to investors. The Company incurs increased costs as a result of being a public company in the United States and management devotes substantial attention to public company compliance. As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer which may limit the information publicly available to shareholders. The Company may lose foreign private issuer status in the future which would result in significant additional costs and expenses.

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